Filed Pursuant to Rule 424(b)(2)
Registration No. 333-131114

PROSPECTUS SUPPLEMENT
(To prospectus dated January 19, 2006)
$225,000,000
3.25% Convertible Subordinated Notes due 2026

The Offering:
          The notes will bear interest at the rate of 3.25% per year, payable semiannually on January 15 and July 15 of each year, beginning July 15, 2006. The notes will mature on January 15, 2026. The notes will be our unsecured subordinated obligations and will rank junior in right of payment to all of our existing and future senior debt. The notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries.
Convertibility of the Notes:
          Holders may convert their notes based on a conversion rate of 27.4499 shares of our common stock per $1,000 principal amount of notes (which is equal to an initial conversion price of approximately $36.43 per share), subject to adjustment, only under the following circumstances: (1) if the closing price of our common stock reaches, or the trading price of the notes falls below, specified thresholds, (2) if the notes are called for redemption, (3) if specified distributions to holders of our common stock occur, (4) if a fundamental change occurs or (5) during the period from, and including, July 15, 2025 to, but excluding, the stated maturity date. Upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of notes a holder will receive an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value, determined in the manner set forth in this prospectus supplement, of the number of shares of our common stock equal to the conversion rate. If the conversion value exceeds $1,000, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion. If a holder elects to convert its notes in connection with a fundamental change that occurs prior to January 21, 2011, we will pay, to the extent described in this prospectus supplement, a make whole premium by increasing the conversion rate applicable to such notes.
          Our common stock is quoted on the Nasdaq National Market under the symbol “HTCH.” On January 19, 2006, the last sale price of our common stock was $28.02 per share.
Purchase of the Notes by Us at the Option of the Holder:
          Holders may require us to purchase for cash all or a portion of their notes on January 15, 2013, January 15, 2016 and January 15, 2021 at a purchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to the purchase date. In addition, if we experience a fundamental change, holders may require us to purchase for cash all or a portion of their notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the fundamental change purchase date.
Redemption of the Notes at Our Option:
          We may redeem for cash all or a portion of the notes at any time on or after January 21, 2011, at specified prices plus accrued and unpaid interest, if any, to the redemption date.
          Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-9 of this prospectus supplement.

	Per Note	Total

Public offering price(1)	100%	$225,000,000
Underwriting discount	2.50%	$5,625,000
Proceeds, before expenses, to us(1)	97.50%	$219,375,000
          (1) Plus accrued interest, if any, from January 25, 2006
          The underwriters may also purchase up to an additional $25,000,000 principal amount of notes from us at the public offering price, plus accrued interest from January 25, 2006, less underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments, if any.
          Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
          The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about January 25, 2006.

Merrill Lynch & Co.

Citigroup	Needham & Company, LLC

The date of this prospectus supplement is January 19, 2006.

Prospectus Supplement
Prospectus

          You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information appearing in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein may be accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
          We have not taken any action to permit an offering of the notes outside the United States or to permit the possession or distribution of this prospectus supplement and the accompanying prospectus outside the United States. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the notes and the distribution of this prospectus supplement and the accompanying prospectus outside of the United States.
          You must comply with all applicable laws and regulations in force in any applicable jurisdiction and you must obtain any consent, approval or permission required by you for the purchase, offer or sale of the notes under the laws and regulations in force in the jurisdiction to which you are subject or in which you make your purchase, offer or sale, and neither we nor the underwriters will have any responsibility therefor.

i

          We reserve the right to withdraw this offering of notes at any time. We and the underwriters also reserve the right to reject any offer to purchase, in whole or in part, for any reason, or to sell less than the amount of notes offered hereby.
          Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes or our common stock. Such transactions may include stabilization and the purchase of notes to cover short positions. For a description of these activities, see “Underwriting.”

ii

Forward-Looking Statements
          This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein contain forward-looking statements. You can identify forward-looking statements by the use of words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “becoming,” “transitioning” and similar expressions. Such forward-looking statements include statements as to, among others:

•	demand for and shipments of disk drives, suspension assemblies and suspension assembly components;

•	development of and investment in process capabilities;

•	disk drive and suspension assembly technology and development;

•	purchases of components;

•	future operating results;

•	capital expenditures, including research and development spending;

•	capital resources; and

•	the impact of changes in tax laws.
          Forward-looking statements are not intended to be a guarantee of future results, but instead constitute our current expectations based upon what we believe are reasonable assumptions, all of which are subject to numerous risks and uncertainties. Our actual results could differ materially from those anticipated in our forward-looking statements for many reasons, including the risks we face as described under the section entitled “Risk Factors” in this prospectus supplement as well as those noted in similar sections of the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. Because of their inherent uncertainty, investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements included or incorporated by reference in this prospectus supplement or the accompanying prospectus apply only as of their respective dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

SUMMARY
          This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” and our financial statements and the notes to those financial statements, which are incorporated by reference, and the other information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. When we refer to “we,” “us” or the “company” we mean Hutchinson Technology Incorporated and its subsidiaries unless the context indicates otherwise. Unless otherwise indicated, references to “2006” mean our fiscal year ending September 24, 2006, references to “2005” mean our fiscal year ended September 25, 2005, references to “2004” mean our fiscal year ended September 26, 2004, references to “2003” mean our fiscal year ended September 28, 2003, references to “2002” mean our fiscal year ended September 29, 2002, references to “2001” mean our fiscal year ended September 30, 2001, references to “2000” mean our fiscal year ended September 24, 2000 and references to “1999” mean our fiscal year ended September 26, 1999.
Hutchinson Technology
          We are the world’s leading supplier of suspension assemblies for hard disk drives (“disk drives”), supplying products for all sizes and types of disk drives. Suspension assemblies are critical components of disk drives that hold the read/write heads in position above the spinning magnetic disks. We manufacture our suspension assemblies with proprietary technology and processes to precise specifications with very low part-to-part variation. These specifications are critical to maintaining the necessary microscopic clearance between the head and disk and the electrical connectivity between the head and the drive circuitry. We estimate that we produce a majority of all suspension assemblies sold to disk drive manufacturers and their suppliers, including read/write head manufacturers, worldwide. During 2005, we shipped 719 million suspension assemblies of all types, and in the quarter ended December 25, 2005, we shipped 207 million suspension assemblies of all types. We supply nearly all domestic and foreign-based manufacturers of disk drives and manufacturers of disk drive components, for all sizes of disk drives, including Alps, ExcelStor, Fujitsu, Hitachi Global Storage Technologies, Innovex, Kaifa, Magnecomp Precision Technology, Maxtor, Pemstar, SAE Magnetics/ TDK, Samsung, Seagate Technology, Shenzhen Hai Liang Storage Products Co., Ltd., Toshiba and Western Digital.
          We have developed significant proprietary capabilities in the design and production of suspension assemblies for both current and emerging disk drive designs. We also have developed advanced suspension assemblies in anticipation of new generations of higher performance disk drives and read/write heads. We have the capability to produce multiple variations of suspension assemblies, which permits us to assist customers’ design efforts and meet the varied and changing requirements of specific customers. Our TSA suspensions, which incorporate in the suspension itself thin electrical conductors used to connect the read/write head to the drive’s electronic circuitry, have been widely adopted by the disk drive industry. We are also currently developing TSA+ suspension assemblies produced using an additive process to accommodate further electrical conductor miniaturization and the smaller next-generation read/ write heads.
Industry Background
          Suspension assemblies are critical to disk drive performance and reliability. We design our suspension assemblies with a focus on the increasing performance requirements of new disk drives, principally smaller read/write heads, increased data density, improved head to disk stability during a physical shock event and reduced data access time. Technological advances in and the miniaturization of disk drives generally requires suspension assemblies with lower variability, specialized design, expanded functionality and greater precision.

          Demand for suspension assemblies is influenced by multiple factors. Improvements in data density (the amount of data that can be stored per square inch of disk surface) tend to decrease demand for suspension assemblies. From calendar 1999 through 2002, data density across all disk drive market segments improved at a rate faster than overall disk drive storage demand. Therefore, disk drive makers were able to meet market demand with drives that had fewer disks and related components, including suspension assemblies. As a result, we estimate that the average number of suspension assemblies required per drive declined from approximately 4.5 in calendar 1999 to approximately 2.5 in calendar 2002.
          We estimate that the average number of suspension assemblies required per drive increased to approximately 2.8 in calendar 2005. The 2005 increase in the number of suspension assemblies used per disk drive was, in part, due to market demand for disk drive storage capacity requirements increasing faster than the improvement in data density. Similarly, in the first quarter of 2006, our shipment volumes exceeded our shipment volumes in the comparable period in 2005 in part due to demand for storage continuing to outpace the rate of improvement in data density.
          We believe that end user demand for storage capacity will continue to increase as rapidly evolving technology and computer applications continue to require storage devices with increased capacity and functionality in both business and consumer markets. We expect that worldwide demand for suspension assemblies will track the anticipated growth for disk drive shipments in 2006, which is currently forecasted by IDC to be 14% over calendar 2005. We continually monitor technological developments in the data storage arena and do not believe that technology is experiencing a fundamental shift away from disk drive storage.
Products
          We categorize our current products as either suspension assemblies or other products, which consist primarily of etched and stamped components used in connection with, or related to, suspension assemblies.

Suspension Assemblies
          TSA Suspension Assemblies. The disk drive industry has widely adopted our TSA suspensions and they are now in use at all major disk drive makers. Currently, we estimate that approximately 61% of all suspensions shipped in the industry are TSA suspensions. These suspensions integrate into the suspension thin electrical conductors that connect directly with the read/write head. The integral etched copper conductors of the TSA suspension are pre-positioned on the suspension assembly from the head region through the length of the suspension and, in some cases, along the actuator. We believe value-added features we offer for our current TSA suspensions, such as dual stage actuation, clad unamount arms, plated grounds, electrostatic protection measures, formed and polished headlifts, a variety of limiter configurations, dampers and laminated loadbeams, will accommodate higher levels of performance required in suspension assemblies for several years. In 2005, we shipped 641 million TSA suspensions. TSA suspensions accounted for approximately 86% of our 2003 and 2004 suspension assembly shipments and 89% of our 2005 suspension assembly shipments. We expect them to account for approximately 90% to 95% of our total suspension assembly shipments during 2006.
          Conventional Suspension Assemblies. Conventional suspension assemblies do not provide the electrical connectivity features of a TSA suspension, but rather an electrical circuit must be added by the customer. In 2005, we shipped 78 million conventional suspension assemblies, as compared to 76 million in 2004 and 73 million in 2003. Conventional suspension assemblies accounted for approximately 11% of our total revenue, and approximately 11% of our suspension assembly shipments, in 2005. We expect conventional suspension assemblies to account for approximately 5% to 10% of our total suspension assembly shipments during 2006.

Other Products
          Disk Drive Components. To further assure customers that the TSA suspensions they require for their products will be readily available when and where they are needed, we manufacture and sell to competitive suspension assembly manufacturers etched and stamped component-level parts, such as flexures and baseplates, for TSA suspensions. In 2005, component sales accounted for approximately 3% of our revenue. We expect our sales of components to account for approximately 3% to 5% of our revenue during 2006.
          InSpectratm System. We have developed in our BioMeasurement Division a medical device called the InSpectra Tissue Spectrometer that uses an optical technology to measure local, rather than systemic, oxygen saturation of hemoglobin in tissue. The device measures tissue oxygenation noninvasively and painlessly, at various depths, intermittently or continuously and without being affected by motion. During 2002, we sold our first units, and subsequently we have sold this device to researchers and early adopters in key trauma centers. During 2005, fifteen independent clinical studies using the InSpectra system were completed in the United States and Europe. We expect interim findings from a multi-site clinical study to be presented to trauma specialists in the latter part of calendar 2006. Our BioMeasurement Division generated revenue of $468,000 in 2005, and we do not expect to generate significant revenue from this device during 2006.
Manufacturing
          Our manufacturing strategy focuses on reliably producing suspension assemblies in high volume with the consistent precision and features required by our customers. We have developed advanced process, inspection and measurement systems and automated production equipment. We have adopted an integrated manufacturing approach that closely couples design, tooling and manufacturing, which has facilitated the development, implementation and high-volume production of new suspension assembly products. We believe that our integrated approach and dedicated development capability gives us a competitive advantage in quickly supplying suspension assembly prototypes and ramping volume manufacturing.
          We are developing additive processing to produce flexures (a component of a suspension assembly) for future generations of suspension assemblies to meet the increasingly tighter performance specifications of our customers. Additive processing involves depositing a thin seed layer of copper onto a polyimide surface in the shape of the desired circuitry and then imaging and chemically plating up that seed layer to form the suspension’s electrical conductors. We call these suspension assemblies being developed to incorporate our new additive flexures TSA+ suspension assemblies. During 2006, we expect to begin production of TSA+ prototype suspension assemblies using this additive process, but not volume production.
          To meet expected demand growth, our production output reached more than 18 million suspension assemblies per week during our 2006 first quarter, which enabled us to meet substantially all customer demand in the quarter. We continue to add capacity to attain, by the end of 2006, an improved level of flexibility to accommodate increased customer demand and expected shifts in product mix. We currently believe this requires equipment capacity that exceeds suspension assembly demand by 10 to 15 percent. For 2005, capital expenditures for the year totaled $197,123,000. Our capital expenditures are planned based on anticipated customer demand for our suspension assembly products, market demand for disk drives, process improvements to be incorporated in our manufacturing operations, and the rate at which our customers adopt new generations of higher performance disk drives and smaller read/ write heads which may require new or improved process technologies. Anticipated capital expenditures may be adjusted during a fiscal year. We currently expect our capital expenditures to be approximately $280,000,000 in 2006 primarily for additions to both TSA suspension and TSA+ suspension manufacturing capacity, facilities and tooling, and for the development of new process technology.

Research and Development
          We participate in an industry that is subject to rapid technological change, and our ability to remain competitive depends on, among other things, our ability to anticipate and respond to changes and to continue our close working relationships with the engineering staffs of our customers. As a result, we have devoted and will continue to devote substantial resources to product development and process engineering efforts.
          As of September 25, 2005, we employed 1,055 engineers and technicians who are responsible for implementing new technologies as well as process and product development and improvements. Expenditures for these activities in 2005, 2004 and 2003 amounted to $62,149,000, $50,275,000 and $37,048,000, respectively. Of these amounts, we classified $36,829,000, $28,258,000 and $14,945,000, respectively, as research and development expenses, with the remainder, relating to quality, engineering and manufacturing support, classified as cost of goods sold. We expect that our research and development spending will increase in 2006 to approximately $50,000,000 to $60,000,000 primarily due to investments in the development of new process capabilities and new products and product features.
          The miniaturization of disk drives, the development of smaller next-generation read/write heads, continuing improvement in data density and the increasing use of disk drives in consumer electronics applications necessitate the further miniaturization of suspension assemblies. Through continued investment in research and development, our existing processes for manufacturing TSA suspension assemblies are being extended to meet escalating customer requirements for precision and performance.
          Longer term, we expect to implement alternative technologies, including additive processing of suspension assemblies, for future manufacturing of our products. We are currently developing the process capabilities that we believe will be required to produce future generations of suspension assemblies. Our ability to extend our current processes to accommodate further conductor miniaturization and the rate at which our customers adopt smaller next-generation read/write heads will largely determine the pace of transition to an additive process and the volume of products manufactured using this process.
          We were incorporated in 1965 and are a Minnesota corporation. Our principal executive offices are located at 40 West Highland Park Drive N.E., Hutchinson, Minnesota 55350-9784 and our telephone number is (320) 587-3797.

The Offering
          The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement.

Notes Offered	$225 million aggregate principal amount ($250 million aggregate principal amount if the underwriters exercise their overallotment option to purchase additional notes in full) of 3.25% Convertible Subordinated Notes due 2026.

Maturity Date	January 15, 2026.

Interest and Payment Dates	3.25% per year, payable semiannually in arrears in cash on January 15 and July 15 of each year, beginning July 15, 2006.

Conversion Rights	Holders may convert their notes prior to the close of business on the business day before the stated maturity date based on the applicable conversion rate only under the following circumstances:

• during any calendar quarter beginning after March 31, 2006 (and only during such calendar quarter), if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the conversion price per share, which is $1,000 divided by the then applicable conversion rate;

• during any five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing price of our common stock for each day in that period and the conversion rate per $1,000 principal amount of notes;

• if the notes have been called for redemption;

• if specified distributions to holders of our common stock occur;

• if a fundamental change occurs; or

• during the six month period from, and including, July 15, 2025 to, but excluding, the stated maturity date.

The initial conversion rate is 27.4499 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $36.43 per share of common stock.

Upon conversion of each $1,000 principal amount of notes, a holder will receive, in lieu of common stock, an amount in cash equal to the lesser of (i) $1,000, and (ii) the conversion value, determined in the manner set forth in this prospectus supplement, of a number of shares equal to the conversion rate. If the conversion value exceeds $1,000 on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion. See “Description of the Notes — Conversion Rights.”

Redemption of Notes at Our Option	We may redeem for cash all or a portion of the notes at any time on or after January 21, 2011 at specified redemption prices plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. See “Description of the Notes — Redemption of Notes at Our Option.”

Purchase of Notes by Us at the Option of the Holder	Holders may require us to purchase all or a portion of their notes for cash on January 15, 2013, January 15, 2016 and January 15, 2021 at a purchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the purchase date. See “Description of the Notes — Purchase of Notes by Us at the Option of the Holder for Cash.”

Purchase at Holders’ Option Upon Fundamental Change	If a fundamental change occurs, holders will have the right to require us to repurchase for cash all or any portion of their notes. The fundamental change repurchase price will be 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. See “Description of the Notes — Purchase at Holders’ Option Upon Fundamental Change.”

Make Whole Premium Upon Fundamental Change	If a fundamental change as described below under “Description of the Notes — Purchase at Holders’ Option Upon Fundamental Change” occurs prior to January 21, 2011, we will pay, to the extent described in this prospectus supplement, a make whole premium on notes converted in connection with a fundamental change by increasing the conversion rate applicable to the notes.

The amount of the increase in the applicable conversion rate, if any, will be based on the price paid, or deemed to be paid, per share of our common stock and the effective date of the fundamental change. A description of how the increase in the applicable conversion rate will be determined and a table showing the increase that would apply at various common stock prices and fundamental change effective dates are set forth under “Description of the Notes — Make Whole Premium Upon Fundamental Change.”

Ranking	The notes will be our direct, unsecured, subordinated obligations and will rank junior in right of payment with all of our existing and future senior debt. The notes will be effectively junior to our subsidiaries’ existing and future indebtedness and other liabilities, including trade payables. The notes will rank on a parity with our $150 million 2.25% Convertible Subordinated Notes due 2010.

As of December 25, 2005, we had approximately $7.4 million of outstanding indebtedness that would have constituted senior debt.

The terms of the indenture under which the notes will be issued do not limit our ability or the ability of our subsidiaries to incur additional debt, including senior debt.

Use of Proceeds	We estimate that the net proceeds from the offering of the notes will be approximately $219.1 million, after deducting the underwriters’ discount and offering expenses payable by us (approximately $243.4 million if the underwriters’ overallotment option is exercised in full). We intend to use the net proceeds for general corporate purposes, including capital expenditures for TSA suspension and TSA+ suspension manufacturing capacity, facilities and tooling, and for the development of new process technology. See “Use of Proceeds.”

Form and Denomination	The notes will be issued in minimum denominations of $1,000 and any integral multiple of $1,000.

Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. The notes will be new securities for which there is currently no public market.

Nasdaq Symbol for Common Stock	Our common stock is quoted on the Nasdaq National Market under the symbol “HTCH.”

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes.

Summary Consolidated Financial Data
We have derived the summary consolidated financial data for 2005, 2004 and 2003 set forth below from our audited consolidated financial statements. We have derived the summary consolidated financial data for the thirteen weeks ended December 25, 2005 and December 26, 2004 from our unaudited interim financial statements. The “As Adjusted” balance sheet data as of December 25, 2005 set forth below gives effect to the offering of the notes. See “Capitalization.” In the opinion of our management, all financial information derived from the unaudited interim financial statements includes all adjustments, consisting only of normal recurring adjustments, necessary for their fair presentation. Historical results are not necessarily indicative of future performance. You should read the summary consolidated financial data set forth below in conjunction with our financial statements and the accompanying notes included in the documents incorporated in this prospectus supplement and the accompanying prospectus.

	Thirteen Weeks Ended		Fiscal Year Ended

	Dec. 25,	Dec. 26,	Sept. 25,	Sept. 26,	Sept. 28,
	2005	2004	2005	2004	2003

	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$184,627	$145,616	$631,581	$469,696	$498,946
Cost of sales	144,960	104,666	456,730	339,341	344,288

Gross profit	39,667	40,950	174,851	130,355	154,658
Research and development expenses	12,747	7,616	36,829	28,258	14,945
Selling, general and administrative expenses	22,513	18,809	80,641	63,212	58,230

Income from operations	4,407	14,525	57,381	38,885	81,483
Interest and other income, net	3,317	2,450	12,533	8,174	8,127
Loss on debt extinguishment	—	—	—	—	(3,265)
Interest expense	(501)	(654)	(2,132)	(3,399)	(6,713)

Income before income taxes	7,223	16,321	67,782	43,660	79,632
Provision (benefit) for income taxes	1,177	2,877	12,901	(29,453)	15,130

Net income	$6,046	$13,444	$54,881	$73,113	$64,502

Basic earnings per share	$0.24	$0.54	$2.18	$2.83	$2.52
Diluted earnings per share	$0.22	$0.47	$1.88	$2.42	$2.21
Weighted average common shares outstanding	25,535	24,757	25,226	25,826	25,618
Weighted average common and diluted shares outstanding	30,798	30,345	30,779	31,453	31,410
Other Financial Information:
Depreciation and amortization	$27,526	$12,644	$71,180	$58,602	$59,938
Cash provided by operating activities	25,813	11,771	126,776	95,432	131,618
Capital expenditures	73,397	26,759	197,123	93,085	52,023

	December 25, 2005

	Actual	As Adjusted

	(in thousands)
Balance Sheet Data:
Working capital	$251,419	$470,773
Total assets	816,246	1,041,246
Long-term debt, less current maturities	156,239	381,239
Total debt	157,426	382,426
Shareholders’ investment	562,085	562,085

RISK FACTORS
          You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in the notes. Some factors in this section are “forward-looking statements.” See “Forward-Looking Statements.”
Risks Related to Our Business
Almost all of our sales depend on the disk drive industry, which is cyclical, subject to ongoing technological innovation and subject to intense price competition.
          Sales of suspension assemblies and suspension assembly components accounted for 99% of our net sales in 2005, 2004 and 2003. The disk drive industry is intensely competitive and technology changes rapidly, such as during past industry transitions to smaller disks or higher density read/write heads. The industry’s demand for disk drive components also fluctuates. The disk drive industry experiences periods of increased demand and rapid growth followed by periods of oversupply, as in our fourth quarter of 2005, and subsequent contraction. These cycles may affect suppliers to this industry because disk drive manufacturers tend to order more disk drive components than they may need during growth periods, and sharply reduce orders for these components during periods of contraction.
          Industry transitions in head technology and data density improvements impact demand for suspension assemblies. During past industry transitions production yields of head and disk drive manufacturers initially were reduced. Because a significant portion of head yield reduction occurs after the head is bonded onto the suspension assembly, low yields at our customers often result in increased demand for suspension assemblies, as in 2003, in order to achieve desired disk drive shipment levels. When our customers improve their production yields, as in 2004, overall demand for our products may be negatively impacted. Our results of operations could be materially adversely affected if a reduction in the industry’s component demand continues long-term or a future significant slowdown in the industry occurs.
          During periods of slowing technological advances, disk drive manufacturers may compete more aggressively on price and exert downward price pressure on component suppliers. In addition, in order for drives to be more widely used in consumer electronics applications, drive manufacturers may seek to reduce the cost of disk drives, which also may result in downward price pressure for component suppliers, including suppliers of suspension assemblies. If there is continued downward pressure on prices of disk drive components, our operating results could be negatively affected.
A slowdown in demand for computer systems and consumer electronics may cause a decline in demand for suspension assemblies.
          Our suspension assemblies are components in computers and, increasingly, a variety of consumer electronics products. The demand for these products can be volatile. In a weak economy, consumer spending tends to decline and retail demand for computers and other consumer electronics tends to decrease, as does business demand for computer systems. Demand for suspension assemblies therefore may be adversely impacted as a result of a weaker economy. In addition, in the past, unexpected slowdowns in demand for computer systems and consumer electronics have caused sharp declines in demand for suspension assemblies, resulting in periods during which the supply of suspension assemblies exceeded demand. If an unexpected slowdown in demand for suspension assemblies occurs or if demand decreases as a result of a weakening economy, our results of operations will be materially adversely affected as a result of lower revenue and gross margins.

To meet industry requirements, we must extend our existing process capabilities and develop new products and features, which will increase our operating costs.
          Our continued success depends on our ability to develop and rapidly bring to volume production new products and product features that meet increasingly tighter performance specifications. A number of risks are inherent in this process. Increasingly tighter performance specifications, as well as transitions to new product platforms, initially can make suspension assemblies more difficult to manufacture and lower our overall manufacturing yields and efficiencies. This in turn can cause us to delay or miss product shipments. We also may incur higher manufacturing costs or we may need to change or develop new manufacturing processes. For example, in the second half of 2005, a shift in product mix toward advanced suspension assembly products that are typically more costly to produce in the ramp up to higher volume resulted in lower production efficiencies and lower gross profit as compared to the first half of 2005. We also are developing an additive process and adding associated capital equipment for producing future generations of suspension assemblies. If processes change, we may need to replace, modify or design, build and install equipment. These changes may require additional capital expenditures and increased development and support expenses, which may adversely impact our operating results.
          Disk drive makers continue to expand their product lines to include drives offering performance characteristics optimized for specific applications, including a variety of consumer electronics applications. This is resulting in a proliferation of individual disk drive programs, each of which may require a different suspension assembly to meet a customer’s specific performance criteria. We expect to increase our research and development expenses in 2006 to approximately $50,000,000 to $60,000,000 from $36,829,000 in 2005 primarily due to investments in the development of new process capabilities and new products and product features. We expect these expenses to increase for the following new products:

•	suspension assemblies with tighter performance specifications than our customers currently require;

•	suspension assemblies that incorporate new materials, such as thinner laminates which are more difficult to handle in the manufacturing process;

•	suspension assemblies that require additional or smaller electrical conductors;

•	suspension assemblies for use with next-generation read/write heads; and

•	suspension assemblies that incorporate dual stage actuators to improve head positioning over increasingly tighter data tracks on each disk.
          If we fail to introduce successfully new products or product features on a regular and timely basis, demand for our existing products could decline, and our business, financial condition and results of operations could be materially adversely affected. If a competitor introduced a widely accepted new suspension assembly design, and we were not able to respond to the new design effectively, our business, financial condition and results of operations would be materially adversely affected.
Our investment in developing new process capabilities to produce suspension assemblies will result in significant increases in our operating expenses and may not result in a product that is acceptable to our customers.
          Rapid technological change in the disk drive industry, as well as the expanding use of disk drives in a growing range of consumer electronics applications, has led to numerous suspension assembly design changes and tighter performance specifications. To maintain our position in the disk drive industry, we need to develop new process capabilities that we believe will be needed to achieve the ever increasing performance requirements of our customers. We are investing a substantial amount of engineering, financial, management and manufacturing resources to develop process capabilities, including additive processing of suspension assemblies, to meet these emerging specifications. Additive processing involves depositing a thin seed layer of copper onto a polyimide surface, then imaging and chemically plating up that seed layer in the shape of the desired circuitry to form the suspension’s electrical conductors. We do not expect to begin volume production of TSA+ suspensions using an additive process during 2006, and we may not be able to achieve volume production on a profitable basis, if at all.
          Our development of additive process capabilities may require more capital investment than we currently anticipate, which will adversely impact our operating results. If our development of additive process capabilities is delayed for any reason, or if suspension assemblies cannot be produced profitably in the quantities or to the specifications required by customers, we may need to purchase components manufactured through additive processing and our results of operations could be materially adversely affected. We may not be able to purchase such components on terms acceptable to us or at all. The introduction of new process capabilities for our products increases the likelihood of unexpected quality concerns, which may negatively impact our ability to bring products to market on time and at acceptable costs. Further, most of our current competitors use components produced through additive processing for volume production of suspension assemblies, which may give them an advantage in developing and qualifying new products with our customers.
We may not be able to manufacture our products efficiently due to changes in product mix or technology, or other unforeseen events.
          We manufacture a wide variety of suspension assemblies with different selling prices and manufacturing costs. Disk drive makers continue to expand their product lines to include drives offering performance characteristics optimized for specific applications, including consumer electronics applications, which has resulted in a proliferation of individual disk drive programs. Our product mix varies weekly as market demand changes. In the third and fourth quarters of 2005, our mix changed to include a higher proportion of products that are more difficult to produce. Any substantial variation in product mix can lead to changes in utilization of our equipment and tooling, inventory obsolescence and overstaffing in certain areas, all of which could adversely impact our business, financial condition and results of operations.
          Manufacturing yields, efficiencies and processing operations vary from product to product. Newer products often require new or additional manufacturing process steps and typically have lower initial manufacturing yields and efficiencies as we ramp up manufacturing. As a result, new products are frequently more expensive to produce and may not be profitable. We will use new manufacturing processes to produce additive suspensions, which may cause us to experience inefficiencies and lower yields. We have experienced sales returns in the past and as we ramp up manufacturing of new products, or as new features for our products are introduced, or as new manufacturing processes are implemented, we also may in the future experience increased sales returns. In addition, in the future we may be required to reimburse customers for product costs relating to the incorporation of defective suspension assemblies into our customers’ products. We cannot be sure that we will attain our output goals and be profitable with regard to any of our suspension assembly products.
          We may need to transfer production of certain suspension assemblies from one manufacturing site to another. In the past, such transfers have lowered initial yields and/or manufacturing efficiencies. This results in higher manufacturing costs. Our manufacturing plants are located in Minnesota, South Dakota and Wisconsin, all of which can experience severe weather. Severe weather has, at times, resulted in lower production and decreased our shipments.
          Our ability to conduct business would be impaired if our workforce were to be unionized or if a significant number of our specialized employees were to leave and we could not replace them with comparable personnel. Our business may be adversely affected if we need to adjust the size of our workforce due to fluctuating demand. The locations of our plants and the broad span and technological complexity of our products and processes may limit the number of satisfactory engineering and other candidates for key positions.

We may not be able to utilize our capacity efficiently or accurately plan our capacity requirements, which may negatively affect our operating results.
          We have at times in the past increased our production capacity and the overhead that supports production based on anticipated market demand, and in 2004, 2005 and in the first quarter of 2006, we added production capacity based on expected future demand. Anticipated market demand, however, has not always developed as expected or remained at a consistent level. As a result, we have underutilized our capacity in the past, and in 2000 and 2001, had asset impairment charges of $56,523,000 and $20,830,000, respectively, and we may underutilize our production capacity in the future. This underutilization decreases our profitability.
          The following factors complicate accurate capacity planning for market demand:

•	changes in the mix of specific products our customers buy and the features they require;

•	the ability to add and train staff to operate our production equipment in advance of demand;

•	the pace of technological change;

•	variability in our manufacturing yields and productivity; and

•	long lead times for most of our plant and equipment expenditures, requiring major financial commitments well in advance of actual production requirements.
          Our inability to plan our capacity requirements accurately and efficiently utilize our production capacity, or our failure to put in place the technologies and capacity necessary to meet market demand, could adversely affect our business, financial condition and results of operations.
We may experience difficulties in the implementation of and transition to our new enterprise resource planning (“ERP”) system.
          We are in the process of implementing a new ERP system throughout our company and have experienced some delays, extra costs and inefficiency. Because ERP systems are highly complex, implementation and the transition to the new system has been costly and may initially result in additional unexpected cost or difficulties, including failure or inefficient operation of the new system. A failure in the new system could impair our ability to access certain business and financial information. In addition, we may experience difficulties in the transition to our new ERP system that could affect our internal control systems, processes and procedures. Should we experience such difficulties as a result of our new ERP system, our business, financial condition and results of operations could be materially adversely affected.
Our sales are concentrated in a small customer base.
          Although we supply nearly all domestic and foreign-based manufacturers of disk drives and manufacturers of disk drive components, sales to our five largest customers constituted 87% of net sales for the first quarter of 2006, 89% of net sales for 2005, 85% of net sales for 2004 and 81% of net sales for 2003. Over the years, the disk drive industry has experienced numerous consolidations. In December 2005, our customer Seagate Technology announced plans to acquire our customer Maxtor Corp. These consolidations, together with companies exiting the disk drive industry, result in fewer, but larger, customers for our products. The loss of market share by one of our major customers or the loss of one or more of our major customers for any reason, including the development by any one customer of the capability to produce suspension assemblies in high volume for its own products, a change in the type of suspension assembly used by a customer or the failure of a customer to pay its account balance with us, could have a material adverse effect on our results of operations.
Our business is capital intensive and we may not be able to obtain the capital we need to maintain or grow our business.
          We will need significant funds over the next several years to achieve our long-term growth objectives. We would likely use these funds for capital expenditures, research and development, debt service and working capital. Our business is highly capital intensive. Our total capital expenditures were $73,397,000 for the first quarter of 2006, and $197,123,000 in 2005, $93,085,000 in 2004 and $52,023,000 in 2003. We currently anticipate spending approximately $280,000,000 on capital expenditures during 2006. In addition, research and development expenses were $36,829,000 in 2005, and we expect that they will total approximately $50,000,000 to $60,000,000 in 2006. The 2005 increases in capital expenditures and research and development expenses were primarily related to expansions of trace and photoetch manufacturing and investments in processes, tooling, equipment and facilities along with expenses related to customer-specific development efforts and process improvements.
          Our capital expenditures are planned based on anticipated customer demand for our suspension assembly products, market demand for disk drives, process improvements to be incorporated in our manufacturing operations, and the rate at which our customers adopt new generations of higher performance disk drives and smaller read/ write heads which may require new or improved process technologies. Anticipated capital expenditures may be adjusted during a fiscal year.
          In December 2005, we amended and restated our loan agreement with LaSalle Bank National Association to increase our $10,000,000 unsecured credit facility to a $50,000,000 unsecured credit facility. We may pursue additional debt or equity financing or other forms of financing to supplement our current capital resources if needed in 2006 and beyond. Our ability to obtain additional financing will depend upon a number of factors, including our future performance and financial results and general economic and capital market conditions. We cannot be sure that we will be able to maintain adequate capital or raise additional capital on reasonable terms or at all, if needed.
          The following factors could affect our ability to obtain additional financing on favorable terms, or at all:

•	our results of operations;

•	general economic conditions and conditions in the disk drive industry;

•	the perception in the capital markets of our business;

•	our ratio of debt to equity;

•	our financial condition;

•	our business prospects; and

•	changes in interest rates.
          Our ability to execute our long-term strategy depends to a significant degree on our ability to obtain additional long-term debt and equity capital. We have no commitments for additional borrowings, other than our existing credit facility, or for sales of equity, other than under our existing employee benefit plans. We cannot determine the precise amount and timing of our funding needs at this time. We may be unable to obtain additional financing on terms acceptable to us or at all. If we fail to comply with certain covenants relating to our indebtedness, we may need to refinance our indebtedness to repay it. We also may need to refinance our indebtedness at maturity. We may not be able to obtain additional capital on favorable terms to refinance our indebtedness.
Demand for our suspension assemblies will decline if we are unable to qualify our products in disk drive programs.
          We must qualify our products with our customers. The qualification process for disk drive products can be complex and difficult. We cannot be sure that our suspension assemblies will continue to be selected for design into our customers’ products. If we are unable to obtain additional customer qualifications, or if we cannot qualify our products for high-volume production quantities, or at all, our business, financial condition and results of operations could be materially adversely affected.

If the rate of data density improves significantly, demand for suspension assemblies may decrease.
          Disk drive manufacturers have been able to steadily increase data density, and we believe that they will continue to do so for the foreseeable future. Increasing data density permits drive manufacturers to use fewer disks in each disk drive, which in turn reduces the number of components they need, including suspension assemblies. From calendar 1999 through 2002, the rate of improvement in data density exceeded historical rates, and we estimate that the average number of suspension assemblies required per drive decreased from approximately 4.5 in calendar 1999 to approximately 2.5 in calendar 2002. This contributed to a decrease in our total suspension assembly shipments from 583 million in 1999 to 398 million in 2002. In calendar 2003, we estimate that the average number of suspension assemblies required per disk drive reached a low point of approximately 2.3, and in calendar 2004, we estimate the number increased only slightly to 2.4. In calendar 2005, we estimate it increased to 2.8, which benefited demand. If improvements in data density again begin to outpace growth in data storage capacity requirements, then demand for our suspension assemblies may decline and we may not be able to maintain or expand our suspension assembly business.
Our operating results are subject to fluctuations.
          Our past operating results, and our gross margins, have fluctuated from fiscal period to period. We expect our future operating results and gross margins will continue to fluctuate from fiscal period to period. The following factors may cause these fluctuations:

•	changes in overall demand for our products;

•	changes in our manufacturing yields and related scrap recovery;

•	changes in our production efficiency;

•	changes in utilization of our production capacity;

•	increased costs when we start producing new products and features, and ramping high-volume production;

•	changes in the specific products our customers buy and features they require;

•	depreciation expense associated with adding production capacity;

•	changes in our selling prices;

•	changes in our manufacturing process, or problems related to our manufacturing process;

•	changes in our infrastructure costs and expected production and shipping costs, and how we control them;

•	technological changes (such as data density improvements) that reduce the number of suspension assemblies per drive required by drive makers;

•	long disruptions in operations at any of our plants or our customers’ plants for any reason; and

•	changes in the cost of, or limits on, available materials and labor.
          Our overall operating results in 2005 were favorably impacted by increased demand for data storage in traditional computing applications as well as in consumer electronics applications, a flat rate of improvement in data density requiring additional disks to achieve the higher storage capacity required for many disk drive applications and our share positions on the types of disk drives in particularly high demand. During the fourth quarter of 2005, however, our operating results were impacted by lighter demand, increased depreciation costs, a shift in product mix toward advanced suspension assembly products that are typically more costly to produce in the ramp-up to higher volume (potentially offset by a related increase in scrap recovery) and increased labor expenses. We continue to have limited visibility for future demand. If customer demand for suspension assemblies weakens, or if one or more customers reduce, delay or cancel orders, our business, financial condition and results of operations could be materially adversely affected.
          We typically allow customers to change or cancel orders on short notice. We plan our production and inventory based primarily on forecasts of customer demand, including forecasts of customer pulls of product out of our “vendor managed inventory” (VMI) facilities. Certain agreements with our customers provide that we maintain minimum finished goods inventory levels. Due to the higher demand we experienced during the first three quarters of 2005, our finished goods inventory levels were low. Although we have been able to maintain our finished goods inventory at an acceptable level since the first quarter of 2005 (by building additional suspension assemblies beyond our customers’ immediate demand), we currently forecast that our finished goods inventory will decrease through the second quarter of 2006. Our customers often prefer a dual source supply and, therefore, may allocate their demand among suppliers. Both customer demand and the resulting forecasts often fluctuate substantially. These factors, among others, create an environment where scheduled production and capacity utilization can vary significantly from week to week, leading to variability in gross margins and difficulty in estimating our position in the marketplace.
          Our selling prices are subject to market pressure from our competitors and pricing pressure from our customers. For example, in 2004, our average selling prices declined as a result of planned price reductions triggered by higher volumes of certain suspension assemblies, as well as a change in the mix of products we sold. Our selling prices also are affected by changes in overall demand for our products, changes in the specific products our customers buy and a product’s life cycle. A typical life cycle for our products begins with higher pricing when products are introduced and decreasing prices as they mature. To offset price decreases during a product’s life, we rely primarily on higher sales volume and improving our manufacturing yields and efficiencies to reduce our cost. If we cannot reduce our manufacturing costs as prices decline during our products’ life cycles, our business, financial condition and results of operations could be materially adversely affected.
          Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, our financial condition and results of operation may be negatively impacted. Furthermore, many of our products are shipped overseas, specifically to the Pacific Rim region. The income we earn from these products has qualified for favorable tax treatment. If we stop shipping products overseas, or if we are unable to mitigate the unfavorable tax impact of new tax laws affecting products shipped overseas, our effective tax rate could increase significantly and our business, financial condition and results of operations could be materially adversely affected.
If our customers improve their manufacturing yields, demand for our suspension assemblies may decrease.
          We believe that improvements in our sales and unit volumes in 2003 and the first half of 2004 were due in part to manufacturing difficulties experienced by our customers as they transitioned to higher density read/write heads. These customers experienced higher levels of defective read/write heads, which they were unable to detect until after they had attached the read/write heads to our suspension assemblies. Our customers therefore required more suspension assemblies in those years. We believe our customers have improved their manufacturing yields, which resulted in dampening demand growth in 2004. Some of our customers may develop processes by which they either separate our suspension assemblies from a defective read/write head in order to re-use the suspension assembly or test the read/write head to ensure it is not defective before they attach the suspension assembly. If our customers’ production yields continue to improve in the future, or if they succeed in their process development efforts and can separate and re-use suspension assemblies or test the read/write head before attaching suspension assemblies, overall suspension assembly shipments will decline and our operating results could be negatively affected.

We may not be able to adequately protect our intellectual property.
          We attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures. We may not, however, be able to protect our technology adequately. In addition, competitors may be able to develop similar technology independently. Our success depends in large part on trade secrets relating to our proprietary manufacturing processes. We seek to protect these trade secrets and our other proprietary technology in part by requiring each of our employees to enter into non-disclosure and non-competition agreements. In these agreements, the employee agrees to maintain the confidentiality of all of our proprietary information and, subject to certain exceptions, to assign to us all rights in any proprietary information or technology made or contributed by the employee during his or her employment. In addition, we regularly enter into non-disclosure agreements with third parties, such as consultants, strategic suppliers and customers. These agreements may, however, be breached, and we may not have an adequate remedy for any such breach. In addition, our competitors may otherwise learn or independently develop our trade secrets.
          We believe that the patents we hold and may obtain are valuable, but that they will not independently determine our success. Moreover, we may not receive patents for our pending patent applications, and our issued patents may not be broad enough to protect our technology adequately. We compete in an industry with rapid development and technological innovation. We cannot be sure that our future technology will be protectable, or that any patent issued to us will not be challenged, invalidated, circumvented or infringed. In addition, we have only limited patent rights outside the United States, and the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.
          In the past, we have entered into licensing and cross-licensing agreements relating to certain of our patents and patent applications allowing some of our competitors to produce products similar to ours in return for royalty payments and/or cross-license rights. In November 2001, we entered into cross-license agreements with three suspension assembly suppliers, and in October 2003, we entered into an additional cross-licensing agreement with an additional suspension assembly supplier, enabling each of them to offer customers in the disk drive industry TSA suspension assemblies based on our proprietary technology. The agreements also include cross-licenses to certain existing and future suspension assembly technology. Should these competitors become successful at producing TSA suspension assemblies in high volume, our demand could be reduced and our business, financial condition and results of operations could be materially adversely affected.
          We and certain users of our products have received, and may receive, communications from third parties asserting patents against us or our customers that may relate to certain of our manufacturing equipment or to our products or to products that include our products as a component. In addition, we and certain of our customers have been sued on patents having claims closely related to products we sell. If any third party makes a valid infringement claim against us and we are unable to obtain a license on terms acceptable to us, our business, financial condition and results of operations could be adversely affected. We expect that, as the number of patents issued continues to increase, the volume of intellectual property claims made against us could increase. We may need to engage in litigation to:

•	enforce patents issued or licensed to us;

•	protect trade secrets or know-how owned by us; or

•	determine the enforceability, scope and validity of the intellectual property rights of others.
          We have litigated claims against a competitive supplier alleging infringement of our patents. We could incur substantial costs in other such litigation or other similar legal actions, which could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty obtaining an adequate supply of raw materials that meet our strict specifications at reasonable prices.
          Certain types of stainless steel, as well as covercoat and liquid photoresist (liquid compounds used in our manufacturing process), are currently single-sourced because the raw materials provided by these sources meet our strict specifications. We have chosen to obtain certain other materials, including a laminate constructed from raw material that contains stainless steel, polyimide and copper, from a limited set of sources because of quality and pricing considerations. If we were not able to obtain an adequate supply of these materials from our current suppliers, we could experience production delays and quality problems. The price we pay for stainless steel and laminate periodically is reset and can fluctuate with changes in the value of the Japanese yen, which will impact our costs. If we could not obtain the materials referred to above in the necessary quantities, with the necessary quality and at reasonable prices, our business, financial condition and results of operations could be materially adversely affected.
Competing process capabilities and storage technology may reduce demand for our products.
          Certain of our customers use, or may consider using, alternative interconnect technologies that compete with the electrical interconnect features of our TSA suspension assemblies. We cannot be sure that our customers will continue to select TSA suspensions for design into their products instead of alternative interconnect technologies, such as deposition circuitry, produced using an additive process, and flexible circuitry. We are currently developing process capabilities to produce suspension assemblies using an additive process. If we are unable to develop additive process capabilities or qualify this new process capability with our customers in time to meet market requirements or if our customers accept other suspension technologies that compete with TSA suspensions, our business, financial condition and results of operations could be materially adversely affected.
          Future technological innovations may reduce demand for disk drives. Data storage alternatives that compete with disk drive-based data storage do exist. These storage alternatives include semiconductor (flash) memory, tape memory and optical (DVD and CD) drives. The current core technology for data storage in the computing industry has been disk drives for many years. The disk drive could be replaced by an alternate data storage technology in the future. Emerging storage applications, particularly in the consumer electronics sector, may use flash memory instead of disk drives, which would limit growth opportunities for disk drive-based data storage. Our business, financial condition and results of operations could be materially adversely affected if the computer industry adopts technology that replaces disk drives as a computer data storage medium or if an alternative data storage medium becomes dominant in consumer electronics applications.
Taxation authorities could challenge certain tax positions we have taken.
          Although we believe that all tax positions we take in our tax returns are reasonable and appropriate, a taxation authority may challenge those positions in the future. A challenge to certain positions we have taken, if successful despite our efforts to defend our original position, could result in our being required to pay additional taxes (including penalties and interest), which could adversely affect our financial condition and results of operations.
We expect that our BioMeasurement Division will continue to experience operating losses.
          Our BioMeasurement Division has developed a medical device called the InSpectra system that uses an optical technology to measure local, rather than systemic, oxygen saturation of hemoglobin in tissue. During 2002, we sold our first units, and subsequently we have sold this device to researchers and early adopters in key trauma centers. During 2005, 15 independent clinical studies using the InSpectra system were completed in the United States and Europe. Our current research efforts in the BioMeasurement Division focus on clinical studies. Operating losses for our BioMeasurement Division were $2,835,000 in the first quarter of 2006 and $8,688,000, $6,951,000 and $5,979,000 for 2005, 2004 and 2003, respectively. We do not expect to generate significant revenue from this device during 2006. We expect operating losses in the BioMeasurement Division to continue for the foreseeable future, which will negatively impact our financial condition and results of operations.
We could incur substantial costs as a result of violations of or liabilities under environmental laws.
          Our operations are subject to laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third-party claims for property damage and personal injury as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits.
Servicing and repaying our existing debt may constrain our future operations.
          Our ratio of total debt to total capitalization at December 25, 2005 and September 25, 2005 was 21.9% and 21.4%, respectively, and would have been 40.5% at December 25, 2005 as adjusted for this offering. See “Ratios of Earnings to Fixed Charges” in the accompanying prospectus. Our ability to satisfy our obligations to pay interest and to repay debt is dependent on our future performance. Our performance depends, in part, on prevailing economic conditions and financial, business and other factors, including factors beyond our control. To the extent that we use a substantial portion of our cash flow from operations to pay the principal of, and interest on, our indebtedness, that cash flow will not be available to fund future operations and capital expenditures. Our debt level also may limit our ability to obtain additional financing to fund future capital expenditures, debt service, research and development, working capital and other general corporate requirements. It also could make us more vulnerable to general economic downturns and competitive pressures. We cannot be sure that our operating cash flow will be sufficient to fund our future capital expenditure, research and development and debt service requirements or to fund future operations.
Our financing agreements contain restrictive covenants with which we may not be able to comply.
          We have entered into financing agreements that contain restrictive financial covenants. These covenants require us, among other things, to maintain certain minimum financial ratios, including fixed charge coverage, interest coverage, tangible net worth and leverage ratios, and also impose certain limitations on additional indebtedness, leases, guarantees, share repurchases and the payment of dividends. Our ability to comply with restrictive financial covenants depends upon our future operating performance. Our future operating performance depends, in part, on general industry conditions and other factors beyond our control. We cannot be sure that we will be able to comply with these covenants in the future, and we may not be successful in renegotiating our financing agreements or otherwise obtaining relief from these covenants. If we default under some or all of our financing agreements, our lenders may require that we immediately repay the full outstanding amount we owe to them. In such event, we may have to pursue alternative financing arrangements. If we are not in compliance with restrictive covenants in our financing agreements at the end of any fiscal quarter, our future results of operations and liquidity could be materially adversely affected.
We have been named as a defendant in securities class action litigation which may result in substantial costs and divert management’s attention and resources.
          As described in “Legal Proceedings” in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, a number of shareholder class action suits have been filed naming us and certain of our officers and directors as co-defendants. A related derivative action has been filed naming us, certain of our officers and our directors as co-defendants. As is often the case in securities class action litigation, the SEC has requested information from us with respect to some of the allegations in the litigation. We are not able to predict the ultimate outcome of this litigation. It is possible that this litigation could be resolved adversely to us, could result in substantial costs and could divert management’s attention and resources, which could harm our business.
          Risks associated with legal liability often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time. While we maintain director and officer insurance, the amount of insurance coverage may not be sufficient to cover a claim and the continued availability of this insurance cannot be assured. We may in the future be the target of additional litigation and this litigation may result in substantial costs and divert management’s attention and resources.
Risks Related to the Offering
The notes will rank junior in right of payment to our senior debt and effectively junior to the liabilities of our subsidiaries.
          The notes are subordinated to all of our existing and future senior debt. The notes are not secured by any of our assets. In the event we default on any of our senior debt or in the event we undergo a bankruptcy, liquidation, dissolution, reorganization or similar proceeding or upon acceleration of the notes due to an event of default under the indenture, the proceeds of the sale of our assets would first be applied to the repayment of our senior debt before any of those proceeds would be available to make payments on our subordinated debt, including the notes. Accordingly, upon an acceleration of the notes, there may be no assets remaining from which claims of the holders of the notes could be satisfied or, if any assets remained, they might be insufficient to satisfy those claims in full. No payment in respect of the notes will be permitted during a payment default under our senior debt or during certain periods when an event of default under our senior debt permits the senior debt lenders to accelerate its maturity. At December 25, 2005, we had approximately $7.4 million of indebtedness outstanding that would have constituted senior debt.
          In addition, the notes will not be guaranteed by any of our existing or future subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due with respect to the notes or to make any funds available therefor, whether by dividends, loans or other payments. Holders of the notes will be our creditors and not creditors of our subsidiaries. The ability of our creditors to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary’s creditors. As a result, the notes will effectively rank junior in right of payment to all existing and future debt and other liabilities (including trade payables) of our subsidiaries.
          The indenture governing the notes does not restrict us or our subsidiaries from incurring debt (including senior debt) in the future. The incurrence by us of additional senior debt or by our subsidiaries of additional debt and other liabilities will increase the risks described above.
There are no restrictive covenants in the indenture for the notes relating to our ability or our subsidiaries’ ability to incur future indebtedness or complete other transactions.
          The indenture governing the notes does not contain any financial or operating covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture will not contain restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional debt, including senior debt and secured indebtedness that would be effectively senior to the notes to the extent of the value of the assets securing such debt, or indebtedness at the subsidiary level to which the notes would be structurally subordinated. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt, including the notes offered hereby and indebtedness that is senior in right of payment to the notes offered hereby, or that future working capital, borrowings or equity financing will be available to pay or refinance any such debt.

Fluctuations in the price of our common stock may prevent you from being able to convert the notes and may impact the price of the notes and make them more difficult to resell.
          The ability of holders of the notes to convert the notes is conditioned on the closing price of our common stock reaching specified thresholds or the occurrence of specified events, such as a fundamental change. If the closing price threshold for conversion of the notes as described under “Description of the Notes — Conversion Rights — Conversion Based on Common Stock Price” is satisfied during a calendar quarter, holders may convert the notes only during the subsequent calendar quarter. If such closing price threshold is not satisfied and the other specified events that would permit a holder to convert notes do not occur, holders would only be able to convert their notes during the six month period from, and including, July 15, 2025 to, but excluding, the stated maturity date on January 15, 2026.
          Because the notes are convertible into shares of our common stock, volatility or depressed prices of our common stock could have a similar effect on the trading price of the notes and could limit the amount of cash payable upon conversion of the notes. Holders who receive common stock upon conversion of the notes also will be subject to the risk of volatility and depressed prices of our common stock.
The make whole premium that may be payable in connection with a fundamental change may not adequately compensate you for the lost option time value of your notes as a result of such fundamental change.
          If you convert notes in connection with a fundamental change, we may be required to pay a make whole premium by increasing the conversion rate applicable to your notes, as described under “Description of the Notes — Make Whole Premium Upon Fundamental Change or Similar Event.” While this increase in the applicable conversion rate is designed to compensate you for the lost option time value of your notes as a result of a fundamental change, such increase is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, even if a fundamental change occurs, in some cases described under “Description of the Notes — Make Whole Premium Upon Fundamental Change,” there will be no such make whole premium.
Because your right to require repurchase of the notes is limited, the market price of the notes may decline if we enter into a transaction that is not a fundamental change under the indenture.
          The term “fundamental change” is limited and may not include every event that might cause the market price of the notes to decline. The term “fundamental change” does not apply to transactions in which 100% of the consideration paid for our common stock in a merger or similar transaction is publicly traded common stock. Our obligation to repurchase the notes upon a fundamental change may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes — Purchase at Holders’ Option Upon Fundamental Change.”
If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.
          If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may not have the ability to purchase notes when required under the terms of the notes.
          Holders of notes may require us to purchase for cash all or a portion of their notes upon the occurrence of certain specific kinds of fundamental change events and on January 15, 2013, January 15, 2016 and January 15, 2021. We cannot assure you that we will have sufficient financial resources or be able to arrange financing to pay the repurchase price of the notes on any date that we would be required to do so under the terms of the notes.
          In addition, the terms of our future financing or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and also may provide that a fundamental change, as well as certain other change of control events related to us, would constitute an event of default under such agreements. Moreover, the exercise by holders of the notes of their right to require us to repurchase the notes could cause a default under such agreements due to the financial effect of such repurchase on us. If we become obligated to purchase the notes at a time when we are prohibited from doing so, we could seek the consent of our then existing lenders to the purchase of notes or we could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consents or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.
You should consider the United States federal income tax consequences of owning the notes.
          The U.S. federal income tax treatment of the conversion of the notes into a combination of our common stock and cash is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of notes into a combination of cash and common stock. A discussion of the U.S. federal income tax consequences of ownership of the notes is contained in this prospectus supplement under the heading “Material United States Federal Income Tax Considerations.”
If we pay a cash dividend on our common stock, you may be deemed to have received a taxable dividend without the receipt of any cash.
          If we pay a cash dividend on our common stock, an adjustment to the conversion rate may result, and you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. If you are a Non-U.S. Holder (as defined in “Material United States Federal Income Tax Considerations”), such deemed dividend may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Material United States Federal Income Tax Considerations.”
An active trading market for the notes may not develop.
          The notes are a new issue of securities for which there is currently no public market, and no active trading market might ever develop. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price, of our shares of common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed.
          We have no plans to list the notes on a securities exchange. We have been advised by the underwriters that they presently intend to make a market in the notes. However, the underwriters are not obligated to do so. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice. If the underwriters cease to act as market makers for the notes, we cannot assure you another firm or person will make a market in the notes.
          The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop.
The conditional conversion feature of the notes could result in your receiving less than the value of the common stock into which a note is convertible.
          The notes are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes until the six month period from, and including, July 15, 2025 to, but excluding, the stated maturity date of the notes on January 15, 2026, and until such time, you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.
Provisions of the notes, anti-takeover provisions in our charter documents and under Minnesota law and our shareholders’ rights agreement could discourage an acquisition of us by a third party.
          Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We also may be required to issue additional shares upon conversion or provide for conversion into the acquirer’s capital stock in the event of certain fundamental changes.
          Anti-takeover provisions of our Articles of Incorporation, By-Laws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then-current market price of our common stock. The provisions also may inhibit increases in the market price of our stock that could result from takeover attempts. For example, while we have no present plans to do so, our board of directors, without further shareholder approval, may issue additional shares of our common stock that could have the effect of delaying, deterring or preventing a change in control. The issuance of such stock could adversely affect the voting power of any shares of our common stock issued upon conversion of the notes. In addition, we have a shareholders’ rights agreement, commonly referred to as a poison pill, which makes it difficult for a person to acquire control of us without the consent of our board of directors.
The price of our common stock may be volatile.
          In the past, the price of our common stock has experienced volatility due to a number of factors, some of which are beyond our control. The price of our common stock may continue to experience volatility in the future from time to time. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in key financial performance measures, such as earnings per share, net income and revenue;

•	changes in revenue or earnings estimates or publication of research reports by financial analysts;

•	announcements of technological innovations or new products by us or our competitors;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock or other actions by investors with significant shareholdings;

•	general market conditions for technology companies; and

•	domestic and international economic, legal, political and regulatory factors unrelated to our performance.
          The stock markets in general have experienced substantial volatility that often has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Any adverse effect upon the trading price of our common stock would, in turn, adversely affect the trading price of the notes.

USE OF PROCEEDS
          We estimate that our net proceeds from the sale of the notes in this offering will be approximately $219,057,000 after deducting the underwriters’ discount and estimated offering expenses payable by us. If the underwriters exercise in full their overallotment option to acquire additional notes, we estimate that our net proceeds from this offering will be approximately $243,432,000.
          We intend to use the net proceeds for general corporate purposes, including capital expenditures for TSA suspension and TSA+ suspension manufacturing capacity, facilities and tooling, and for the development of new process technology.

PRICE RANGE OF OUR COMMON STOCK
          Our common stock is quoted and traded on the Nasdaq National Market under the symbol “HTCH.” Set forth below, for the applicable periods indicated, are the high and low closing sale prices per share of our common stock as reported by the Nasdaq National Market.

	High	Low

Fiscal 2004
First Quarter	$35.96	$29.46
Second Quarter	38.40	27.05
Third Quarter	29.23	23.92
Fourth Quarter	27.50	21.61
Fiscal 2005
First Quarter	$36.00	$25.83
Second Quarter	36.63	32.00
Third Quarter	42.43	31.01
Fourth Quarter	40.87	25.65
Fiscal 2006
First Quarter	$28.84	$24.00
Second Quarter (through January 19, 2006)	31.08	28.02
          On January 19, 2006, the last sale price of our common stock on the Nasdaq National Market was $28.02 per share.
DIVIDEND POLICY
          We have never declared or paid any cash dividends on our common stock. We currently intend to retain any earnings for use in our business and we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to payment of dividends will depend upon our financial condition and results of operation and such other factors as are deemed relevant by our board of directors. Certain of our financing agreements contain restrictive covenants that impose limitations on the payment of dividends.

CAPITALIZATION
          The following table sets forth our cash and capitalization as of December 25, 2005:

•	on an actual basis; and

•	on an adjusted basis to reflect the sale of the notes, after deducting the underwriters’ estimated discounts and our estimated offering expenses (assuming the underwriters’ option is not exercised).
          You should read this table in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended September 25, 2005 and our Quarterly Report on Form 10-Q for the quarter ended December 25, 2005, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	December 25, 2005

		As
	Actual	Adjusted(1)

	(unaudited)
	(in thousands, except per
	share data)
Cash and cash equivalents	$21,816	$240,873

Securities available for sale	139,061	139,061

Current maturities of long-term debt	1,187	1,187

Long-term debt:
Long-term debt, less current maturities	6,239	6,239
2.25% Convertible subordinated notes due 2010	150,000	150,000
3.25% Convertible subordinated notes due 2026 offered hereby	—	225,000

Total long-term debt	156,239	381,239

Total debt	157,426	382,426
Shareholders’ equity:
Common stock, par value $0.01; 100,000,000 shares authorized; 25,576,000 shares issued and outstanding at December 25, 2005(2)	256	256
Additional paid-in capital	394,146	394,146
Accumulated other comprehensive loss	(680)	(680)
Accumulated earnings	168,363	168,363

Total shareholders’ investment	$562,085	$562,085

Total capitalization	$719,511	$944,511

(1)	If the underwriters exercise the overallotment option in full, cash and cash equivalents would be $265,248, securities available for sale would be $139,061, 3.25% convertible subordinated notes due 2026 offered hereby would be $250,000, total debt would be $407,426 and total capitalization would be $969,511 as of December 25, 2005, as adjusted.

(2)	Based on shares of common stock outstanding as of December 25, 2005, excluding:

•	5,026,810 shares issuable upon conversion of the 2.25% Convertible Subordinated Notes due 2010;

•	2,673,396 shares issuable upon exercise of vested outstanding options under our stock incentive plans at a weighted average exercise price of $24.57 per share at December 25, 2005; and

•	892,760 shares available for future grants or issuance under our stock incentive plans.

DESCRIPTION OF THE NOTES
          We will issue the notes under the indenture, to be dated as of January 25, 2006, between us and LaSalle Bank National Association, as trustee. We have filed a form of the indenture (including the form of the notes) as an exhibit to the registration statement of which the accompanying prospectus is a part. We have summarized the material provisions of the indenture and the notes below. The following description is not complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they define your rights as a note holder. As used in this description of notes, the words “our company,” “we,” “us,” “our” and “Hutchinson Technology” refer only to Hutchinson Technology Incorporated and do not include any of our current or future subsidiaries. In addition, all references to our common stock are to our common stock, par value $0.01 per share.
General
          The notes are limited to $225,000,000 aggregate principal amount ($250,000,000 aggregate principal amount if the underwriters exercise their overallotment option to purchase up to an additional $25,000,000 aggregate principal amount of notes in full). The notes will mature on January 15, 2026. The notes will be issued in denominations of $1,000 or in integral multiples of $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in Chicago, Illinois.
          The notes bear cash interest at the rate of 3.25% per year on the principal amount from the issue date, or from the most recent date to which interest has been paid or provided for. Interest will be payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2006, to holders of record at the close of business on the January 1 or the July 1 immediately preceding such interest payment date. Each payment of cash interest on the notes will include interest accrued for the period commencing on and including the immediately preceding interest payment date (or, if none, the original issue date of the notes) through the day before the applicable interest payment date (or purchase or redemption date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day with the same force and effect as if made on the interest payment date or other payment date and without any interest or other payment with respect to the delay. Interest will be calculated using a 360-day year composed of twelve 30-day months. A “business day” is any weekday that is not a day on which banking institutions in New York, New York or Chicago, Illinois are authorized or obligated to close.
          Interest will cease to accrue on a note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been converted, been purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.
          Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of any transfer or exchange to a person other than the holder.
Subordination of the Notes
          The payment of principal of, conversion payments on, premium, if any, and interest on the notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or other payment satisfactory to our senior debt holders of all of our senior debt, whether outstanding on the date of the indenture or thereafter incurred. Upon any distribution to creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of our senior debt will be entitled to receive payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of notes will be entitled to receive any payment with respect to the notes or upon conversion of the notes.
          In the event of any acceleration of the notes because of an event of default, the holders of our senior debt then outstanding will be entitled to payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of the notes are entitled to receive any payment or distribution in respect of the notes. If payment of the notes is accelerated because of an event of default, we or the trustee will promptly notify the holders of our senior debt or the trustee(s) for such senior debt of the acceleration.
          No payment on account of principal of, conversion payments on, premium and interest on or any other amounts due on the notes, including, without limitation, any fundamental change payment, and no redemption, repurchase or other acquisition of the notes may be made unless

•	full payment of amounts then due on all of our designated senior debt has been made or duly provided for pursuant to the terms of the instrument governing such designated senior debt, and

•	at the time of, or immediately after giving effect to, any such payment, redemption, repurchase or other acquisition, there does not exist under any designated senior debt or any agreement pursuant to which any designated senior debt has been issued any default which shall not have been cured or waived and which shall have resulted in the full amount of such designated senior debt being declared due and payable.
          In addition, the indenture will provide that if any of the holders of our designated senior debt provide notice (which we refer to as a “payment blockage notice”) to us and the trustee that a non-payment default has occurred giving the holder of such designated senior debt the right to accelerate the maturity thereof, no payment on the notes or upon conversion of the notes and no redemption, repurchase or other acquisition of the notes will be made for the period ending on the earliest of

•	the date on which such event of default shall have been cured or waived,

•	179 days from the date the payment blockage notice is received, and

•	the date the payment blockage notice is withdrawn by the holders of our designated senior debt.
          Notwithstanding the foregoing (but subject to the provisions described above limiting payment on the notes in certain circumstances), unless the holders of such designated senior debt or the representative of such holders shall have accelerated the maturity of such designated senior debt, we may resume payments on the notes after the end of such blockage period. Not more than one payment blockage notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to one or more issues of designated senior debt during such period.
          By reason of the subordination provisions described above, in the event of our liquidation or insolvency, holders of our senior debt may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrences of any event of default under the indenture.
          Our right to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.
          As of December 25, 2005, we had approximately $7,425,000 of outstanding indebtedness that would have constituted senior debt. As of December 25, 2005, we had approximately $150,000,000 of indebtedness, which represents the 2.25% Convertible Subordinated Notes due 2010, that would have been of the same ranking as the notes. The indenture will not limit the amount of additional indebtedness, including senior debt, that we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.
          In the event that, notwithstanding the foregoing, the trustee or any holder of notes receives any payment or distribution of our assets of any kind in contravention of any of the subordination terms of the indenture, whether in cash, property or securities, including by way of set-off or otherwise, in respect of the notes before all of our senior debt is paid in full in cash or other payment satisfactory to the holders of such senior debt, then such payment or distribution will be held by the recipient in trust for the benefit of holders of our senior debt, and will be immediately paid over or delivered to the holders of our senior debt or their representatives to the extent necessary to make payment in full in cash or other payment satisfactory to such holders of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of our senior debt.
          “Designated senior debt” means (1) indebtedness from time to time outstanding under our amended and restated loan agreement with LaSalle Bank National Association and (2) any particular senior debt which has at the time of the payment event of default or the giving of the payment blockage notice, as the case may be, an aggregate outstanding principal amount in excess of $5,000,000, if the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be “designated senior debt” for purposes of the indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt).
          “Senior debt” means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of any of our indebtedness (including, without limitation, any obligations in respect of such indebtedness and any interest accruing after the filing of a petition by or against us under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions, refinancings or refundings of, or amendments, modifications or supplements to the foregoing). However, senior debt does not include:

•	indebtedness evidenced by the notes or the 2.25% Convertible Subordinated Notes due 2010;

•	any liability for federal, state, local or other taxes owed or owing by us;

•	our indebtedness to any of our subsidiaries;

•	our trade payables and accrued expenses (including, without limitation, accrued compensation) for goods, services or materials purchased or provided in the ordinary course of business; and

•	any particular indebtedness in which the instrument creating or evidencing the same expressly provides that such indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the notes.
Conversion Rights
          Holders may convert their notes prior to maturity based on an initial conversion rate of 27.4499 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $36.43 per share), only if the conditions for conversion described below are satisfied. Holders who convert will receive cash and, at our option as described below, common stock upon conversion. The conversion rate will be subject to adjustment as described below. In the case of notes called for redemption, conversion rights will expire at the close of business on the second business day prior to the redemption date, unless we default in the payment of the redemption price, in which case the conversion right will terminate at the close of business on the date the default is cured. A note for which a holder has delivered a purchase notice or a fundamental change purchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.
          In lieu of delivering shares of our common stock upon conversion of any note, a holder will receive, for each $1,000 principal amount of notes surrendered for conversion:

•	cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value, as defined below; and

•	if the conversion value is greater than $1,000, a number of shares of our common stock, which we refer to as the “remaining shares,” equal to the sum of the daily share amounts, as defined below, for each of the ten consecutive trading days in the conversion reference period, as defined below, appropriately adjusted to reflect stock splits, stock dividends, combinations or similar events occurring during the conversion reference period, subject to our right to deliver cash in lieu of all or a portion of such remaining shares as described below.
          The “conversion value” for each $1,000 principal amount of notes means the average of the daily conversion values, as defined below, for each of the ten consecutive trading days of the conversion reference period.
          The “daily conversion value” means, with respect to any trading day, the product of (1) the applicable conversion rate and (2) the volume weighted average price of our common stock on such trading day.
          The “conversion reference period” means:

•	for notes that are converted after we have specified a redemption date, the ten consecutive trading days beginning on the third trading day following the redemption date (in the case of notes being converted which were previously called for redemption, including a partial redemption, this will only apply to those notes that are subject to redemption);

•	for notes that are converted during the period beginning on the 30th day prior to the stated maturity date of the notes, the ten consecutive trading days beginning on the third trading day following the maturity date; and

•	in all other instances, the ten consecutive trading days beginning on the third trading day following the conversion date.
          The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the indenture to convert such note.
          The “daily share amount” means, for each trading day of the conversion reference period and each $1,000 principal amount of notes surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:

(	volume weighted average price per share for such trading day	×	applicable conversion rate	)	— $1,000

volume weighted average price per share for such trading day	×	10
          The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page HTCH <equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

          A “trading day” is any day on which the Nasdaq National Market or, if our common stock is not quoted on the Nasdaq National Market, the principal national or regional securities exchange on which our common stock is listed, is open for trading or, if our common stock is not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.
          On any day prior to the first trading day of the applicable conversion reference period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”). If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (1) the cash percentage, (2) the daily share amount for such trading day and (3) the volume weighted average price of our common stock for such trading day (provided that after the consummation of a fundamental change in which the consideration is comprised entirely of cash, the amount used in this clause (3) will be the cash price per share received by holders of our common stock in such fundamental change). The number of shares deliverable in respect of each trading day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the start of the applicable conversion reference period, we will settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of such note.
          A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the arithmetic average of the volume weighted average price of our common stock for each of the ten consecutive trading days of the conversion reference period.
          The conversion value, daily share amount and the number of shares, if any, to be issued upon conversion of the notes will be determined by us at the end of the conversion reference period. Upon conversion of a note, we will pay the cash and deliver the shares of common stock, as applicable, as promptly as practicable after the later of the conversion date and the date all calculations necessary to make such payment and delivery have been made, but in no event later than five business days after the later of such dates.
          The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the stated maturity date.

Conversion Based on Common Stock Price
          Holders may surrender notes for conversion during any calendar quarter beginning after March 31, 2006, and only during such calendar quarter, if, as of the last day of the preceding calendar quarter, the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 120% of the conversion price, as defined below, per share of common stock on the last day of such preceding calendar quarter, which we refer to as the “conversion trigger price.”
          The “closing price” of our common stock on any trading day means the reported last sale price per share (or, if no last sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date reported by the Nasdaq National Market or, if our common stock is not quoted on the Nasdaq National Market, as reported by the principal national or regional securities exchange on which our common stock is listed or otherwise as provided in the indenture.

          The “conversion price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable conversion rate, rounded to the nearest cent.
          The conversion trigger price is $43.72, which is 120% of the initial conversion price per share of common stock, subject to adjustment upon occurrence of any of the events in respect of which the conversion rate would be subject to adjustment as described under “— Conversion Procedures” below.
          The conversion agent will, on our behalf, determine at the beginning of each calendar quarter commencing at any time after March 31, 2006 whether the notes are convertible as a result of the price of our common stock and notify us and the trustee.

Conversion Based on Trading Price of Notes
          Holders may surrender notes for conversion during any five business day period after any five consecutive trading day period in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing price of our common stock for each day in that period and the conversion rate per $1,000 principal amount of notes (the “trading price condition”).
          The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing price of our common stock and the conversion rate per $1,000 principal amount of notes.
          In connection with any conversion upon satisfaction of the trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of the notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than 98% of the product of the closing price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of notes.

Conversion Based on Redemption
          A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a purchase notice or a fundamental change purchase notice, as described below, requiring us to purchase such note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Conversion Upon Specified Distributions to Holders of Our Common Stock
          If we:

•	distribute to all holders of our common stock certain rights (including rights or rights certificates under a shareholders’ rights agreement) or warrants entitling them to purchase, for a period expiring within 45 days of the date of issuance (or, in the case of rights certificates issued under a shareholders’ rights agreement, within 45 days of the later of the date of issuance and any scheduled redemption date or similar date under such shareholders’ rights agreement), common stock at less than the then current market price of our common stock, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 7.5% of the closing price of our common stock on the business day preceding the declaration date for such distribution, we will notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution; provided that if we distribute rights or rights certificates pursuant to a shareholders’ rights agreement, we will notify the holders of the notes on the business day after we are required to give notice generally to our shareholders pursuant to such shareholders’ rights agreement if such date is less than 20 days prior to the date of such distribution. Once we have given the notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. A holder may not convert its notes under this conversion provision upon the specified distributions above if the holder will participate in such distribution due to the participation of holders of the notes in such distribution.

Conversion Upon Fundamental Change or Similar Event
          We will notify the holders of notes and the trustee at least 10 trading days prior to the anticipated effective date of any fundamental change, as defined below under “— Purchase at Holders’ Option Upon Fundamental Change,” or an event that would have been a change of control but for the existence of one of the change of control exceptions under “— Purchase at Holders’ Option Upon Fundamental Change,” that we know or reasonably should know will occur. If we do not know, and should not reasonably know, that a fundamental change or other such event will occur until a date that is within 10 trading days before the anticipated effective date of such fundamental change or other such event, we will notify the holders and the trustee promptly after we have knowledge of such fundamental change or other such event. Holders may surrender notes for conversion at any time beginning 10 trading days before the anticipated effective date of a fundamental change or an event that would have been a change of control but for the existence of one of the change of control exceptions under “— Purchase at Holders’ Option Upon Fundamental Change,” and until the trading day prior to the fundamental change purchase date.

Conversion at Maturity
          Holders may surrender notes for conversion at any time during the period beginning on July 15, 2025 and ending at the close of business on the business day immediately preceding the stated maturity date.

Conversion Procedures
          To convert a note, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

          On conversion of a note, a holder will not receive, except as described below, any cash payment representing any accrued interest. Instead, accrued interest will be deemed paid by the shares of common stock (or any cash in lieu thereof) received by the holder on conversion. Delivery to the holder of the full number of shares of common stock into which the note is convertible (or any cash in lieu thereof), together with any cash payment of such holder’s fractional shares, will thus be deemed:

•	to satisfy our obligation to pay the principal amount of a note; and

•	to satisfy our obligation to pay accrued and unpaid interest.
          As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds equal to the amount of such payment, unless such notes have been called for redemption, in which case no such payment will be required.
          The conversion rate will not be adjusted for accrued interest. For a discussion of the tax treatment of a holder receiving shares of our common stock (or any cash in lieu thereof), upon surrendering notes for conversion, see “Material United States Federal Income Tax Considerations.”
          We will adjust the conversion rate for certain events, including:

(1) the issuance of our common stock as a dividend or distribution to holders of our common stock;

(2) some subdivisions and combinations of our common stock;

(3) the issuance to all holders of our common stock of some rights or warrants entitling them for a period expiring within 45 days of such issuance to purchase our common stock, or securities convertible into our common stock, at less than, or having a conversion price per share less than, the then current market price of our common stock;

(4) the dividend or other distribution to all holders of our common stock of shares of our capital stock, other than common stock, or evidences of our indebtedness or our assets, including securities (but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, liquidation, dissolution, winding up, sale or conveyance resulting in a change in the conversion consideration, or pursuant to any shareholders’ rights plan or dividends or distributions paid exclusively in cash);

(5) dividends or other distributions consisting exclusively of cash to all holders of our common stock; and

(6) payments to holders in respect of a tender offer or exchange offer for our common stock by us or any of our subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per share exceeds the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer.
          In the event that we pay a dividend or make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted, unless we make an equivalent distribution to holders of notes, based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the Nasdaq National Market or such other national or regional securities exchange or market on which the securities are then listed or quoted.

          In addition, the indenture will provide that upon conversion of the notes, holders will receive, to the extent that we deliver shares of common stock upon such conversion, the rights related to such common stock pursuant to any shareholders’ rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of such rights;

•	the distribution of separate certificates representing such rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of such rights.
          Notwithstanding the foregoing, if a holder of notes exercising its right of conversion after the distribution of rights pursuant to such rights plan in effect at the time of such conversion is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date the rights become separable from such stock. If such an adjustment is made and such rights are later redeemed, repurchased, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.
          In the case of the following events (each, a “business combination”):

•	any recapitalization, reclassification or change of our common stock, other than changes resulting from a subdivision or combination;

•	a consolidation, merger or combination involving us;

•	a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, other than to one or more of our subsidiaries; or

•	a statutory share exchange
in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such business combination had such notes been converted into our common stock immediately prior to such business combination, except that such holders will not receive a make whole premium if such holder does not convert its notes “in connection with” the relevant fundamental change. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such business combination, we will make adequate provision whereby the holders of the notes shall have a reasonable opportunity to determine the form of consideration into which all of the notes, treated as a single class, shall be convertible from and after the effective date of such business combination. Such determination shall be based on the weighted average of elections made by holders of the notes who participate in such determination, shall be subject to any limitations to which all of the holders of our common stock are subject, such as pro rata reductions applicable to any portion of the consideration payable in such business combination, and shall be conducted in such a manner as to be completed by the date which is the earliest of (1) the deadline for elections to be made by our shareholders, and (2) two trading days prior to the anticipated effective date. We will provide notice of the opportunity to determine the form of such consideration, as well as notice of the determination made by holders of the notes (and the weighted average of elections), by posting such notice with DTC and providing a copy of such notice to the trustee. In the event the effective date is delayed beyond the initially anticipated effective date, holders of the notes shall be given the opportunity to make subsequent similar determinations in regard to such delayed effective date. We may not become a party to any such transaction unless its terms are consistent with the preceding. None of the foregoing provisions shall affect the right of a holder of notes to convert its notes into shares of our common stock prior to the effective date.
          The indenture permits us to increase the conversion rate, to the extent permitted by law, for any period of at least 20 days. In that case we will give at least 15 days’ notice of such increase. We also may make such increase in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any U.S. federal income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for U.S. federal income tax purposes.
          For U.S. federal income tax purposes, adjustments to the conversion rate (or failures to make such adjustments) that have the effect of increasing the holders’ proportionate interests in our assets or earnings may in some circumstances result in a taxable deemed distribution to the holders. See “Material United States Federal Income Tax Considerations.” We will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. We will not make any adjustments if holders of notes are permitted to participate in the transactions described above in clauses (1) through (6) that would otherwise require adjustment of the conversion rate. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase our common stock or any such security.
          Upon determining that the holders are or will be entitled to convert their notes in accordance with these provisions, we will promptly issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information.
          Notwithstanding the foregoing, in no event shall the conversion rate as adjusted in accordance with the foregoing exceed 35.6887 per $1,000 principal amount of notes, other than on account of proportional adjustments to the conversion rate in the manner set forth in clauses (1) through (4) above.
Redemption of Notes at Our Option
          Prior to January 21, 2011, we may not redeem the notes at our option. Beginning on January 21, 2011, we may redeem the notes for cash, in whole or in part, at any time or from time to time. We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of notes. We may redeem the notes at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The following cash prices are for notes redeemed during the 12-month period commencing on January 21 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price

2011	100.93%
2012	100.46%
2013 and thereafter	100.00%
          If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be part of the portion of notes selected for redemption.
          On and after the redemption date, unless we default in the payment of the redemption price, interest will cease to accrue on the principal amount of the notes or portions of notes called for redemption and for which funds have been set apart for payment. In the case of notes or portions of notes redeemed on a redemption date that is also a regularly scheduled interest payment date, the interest payment due on such date will be paid to the person in whose name the note is registered at the close of business on the relevant record date.
          The notes are not entitled to any sinking fund.
Purchase of Notes by Us at the Option of the Holder for Cash
          On the purchase dates of January 15, 2013, January 15, 2016 and January 15, 2021, we may, at the option of the holder, be required to purchase for cash, at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the purchase date, all or a portion of such holder’s outstanding notes for which a written purchase notice has been properly delivered and not withdrawn, subject to certain additional conditions. If such purchase date is also a regularly scheduled payment date, the interest payable on such date will be paid to the holder of record of the notes on the relevant record date. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.
          We may only pay the purchase price in cash and not in shares of our common stock. See “Material United States Federal Income Tax Considerations — U.S. Holders — Sale, Exchange, Redemption or Other Disposition of Notes” and “— Non-U.S. Holders — Sale, Exchange, Redemption, Conversion or Other Disposition of Notes.”
          We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders of the notes, as provided in the indenture, stating among other things:

•	the amount of the purchase price; and

•	the procedures that holders must follow to require us to purchase their notes.
          The purchase notice given by each holder electing to require us to purchase notes shall state:

•	if certificated notes have been issued to the holder, the certificate numbers of the holder’s notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
          If the notes are not in certificated form, a holder’s purchase notice must comply with appropriate DTC procedures.
          A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if the notes are in certificated form, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, of the notes which remains subject to the purchase notice.
          In connection with any purchase offer, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

          Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date or the time of delivery of the note.
          If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the note.
Purchase at Holders’ Option Upon Fundamental Change
          If a fundamental change occurs, each holder of notes will have the right to require us to repurchase all or any portion of that holder’s notes that is equal to $1,000 or an integral multiple of $1,000, on the date fixed by us, which we refer to as the “fundamental change purchase date,” that is not less than 30 nor more than 45 days after the date we give notice of the fundamental change, at a fundamental change purchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the fundamental change purchase date. If such purchase date is after a record date but on or prior to an interest payment date, the interest payable on such purchase date will be paid to the holder of record of the notes on the relevant record date.
          Within 30 days after the occurrence of a fundamental change, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the fundamental change and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee.
          In order to exercise the repurchase right upon a fundamental change, a holder must deliver prior to the purchase date a fundamental change purchase notice stating among other things:

•	if certificated notes have been issued to the holder, the certificate numbers of the holder’s notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
          If the notes are not in certificated form, a holder’s fundamental change purchase notice must comply with appropriate DTC procedures.
          A holder may withdraw any fundamental change purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if the notes are in certificated form, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, of the notes which remains subject to the fundamental change purchase notice.
          In connection with any purchase offer in the event of a fundamental change, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.
          Payment of the fundamental change purchase price for a note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of such fundamental change purchase notice. Payment of the fundamental change purchase price for the note will be made promptly following the later of the fundamental change purchase date or the time of delivery of the note.
          If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the note on the business day following the fundamental change purchase date in accordance with the terms of the indenture, then, immediately after the fundamental change purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the fundamental change purchase price upon delivery of the note.
          A “fundamental change” will be deemed to have occurred upon a change of control or a termination of trading, each as defined below.
          A “change of control” will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person other than to one or more of our wholly-owned subsidiaries, other than:

•	any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, and

•	pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

•	any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors, together with any new directors whose election to our board of directors, or whose nomination for election by our shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office.
          Notwithstanding the foregoing, it will not constitute a change of control if (1) the closing sale price of the common stock for any five trading days during the ten trading days immediately preceding the effective date of the change of control is at least equal to 105% of the conversion price in effect on such day, or (2) 100% of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change of control consists of common stock or American Depositary Shares representing shares of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National

Market, or which will be so traded or quoted when issued or exchanged in connection with the change of control, and as a result of such transaction or transactions the notes become convertible solely into cash in an amount equal to the lesser of $1,000 and the conversion value and, if the conversion value is greater than $1,000, payment of the excess value in the form of such common stock, subject to the right to deliver cash in lieu of all or a portion of such remaining shares in substantially the same manner as described above; provided that, with respect to an entity organized under the laws of a jurisdiction outside the U.S., such entity has a worldwide total market capitalization of its equity securities of at least three times our market capitalization before giving effect to the consolidation or merger.
          A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices, or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.
          For purposes of the foregoing, beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
          Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.
          We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.
          No notes may be purchased by us at the option of holders upon the occurrence of a fundamental change if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the fundamental change purchase price with respect to the notes.
          The preceding provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.
          Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of our indebtedness. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the notes that might be delivered by holders of notes seeking to exercise the purchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under other indebtedness.
Make Whole Premium Upon Fundamental Change
          If a fundamental change, as defined above under “— Purchase at Holders’ Option Upon Fundamental Change” (or a transaction that would have been a change of control under such section but for the existence of the 105% trading price exception), occurs prior to January 21, 2011, we will pay, to the extent described below, a make whole premium if you convert your notes in connection with any such transaction by increasing the conversion rate applicable to such notes if and as required below. A conversion of the notes by a holder will be deemed for these purposes to be “in connection with” a fundamental change if the conversion notice is received by the conversion agent on or subsequent to the date 10 trading days prior to the date announced by us as the anticipated effective date of the fundamental change but before the close of business on the business day immediately preceding the related fundamental change purchase date. Any make whole premium will have the effect of increasing the amount of any cash, securities or other property or assets otherwise due to holders of notes upon conversion. Any increase in the applicable conversion rate will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective, which we refer to as the “effective date,” and the price, which we refer to as the “stock price,” paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described below. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share of our common stock. In all other cases, the stock price shall be the average of the closing prices of our common stock for each of the 10 trading days immediately prior to but not including the effective date.
          The following table shows the amount, if any, by which the applicable conversion rate will increase for each hypothetical stock price and effective date set forth below.
Make Whole Premium Upon Fundamental Change (Increase in Applicable Conversion Rate)

Stock Price on	January 25,	January 15,	January 15,	January 15,	January 15,	January 21,
Effective Date	2006*	2007	2008	2009	2010	2011

$28.02	8.23	8.23	8.23	8.23	8.23	8.23
$32.00	6.52	6.04	5.48	4.78	3.87	3.80
$36.00	5.34	4.82	4.23	3.47	2.46	0.32
$40.00	4.48	4.02	3.45	2.63	1.64	0.00
$45.00	3.71	3.22	2.66	1.96	1.08	0.00
$50.00	3.16	2.70	2.19	1.55	0.79	0.00
$55.00	2.76	2.33	1.85	1.28	0.63	0.00
$60.00	2.44	2.04	1.62	1.10	0.54	0.00
$65.00	2.20	1.83	1.44	0.97	0.48	0.00
$70.00	2.00	1.66	1.30	0.88	0.44	0.00
$75.00	1.84	1.52	1.19	0.81	0.41	0.00

*	Original issue date of the notes.
          The actual stock price and effective date may not be set forth on the table, in which case:

•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable;

•	if the stock price on the effective date exceeds $75.00 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made; and

•	if the stock price on the effective date is less than $28.02 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.
          The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted as set forth under “— Conversion Rights — Conversion Procedures” above. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under “— Conversion Rights — Conversion Procedures,” other than by operation of an adjustment to the conversion rate by virtue of the make whole premium as described above.
          Notwithstanding the foregoing, in no event will the conversion rate exceed 35.6887 per $1,000 principal amount of notes, other than on account of proportional adjustments to the conversion rate in the manner set forth in clauses (1) through (4) under “— Conversion Rights — Conversion Procedures” above.
          The additional shares, if any, or any cash delivered to satisfy our obligations to holders that convert their notes in connection with a fundamental change will be delivered upon the later of the settlement date for the conversion and promptly following the effective date of the fundamental change transaction.
          Our obligation to deliver the additional shares, or cash, to satisfy our obligations to holders that convert their notes in connection with a fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
Events of Default and Acceleration
          The following are events of default under the indenture:

•	default in the payment of any principal amount or any redemption price, purchase price or fundamental change purchase price due with respect to the notes, when the same becomes due and payable, regardless of whether such payment is permitted pursuant to the subordination provisions of the indenture;

•	default in payment of any interest under the notes, which default continues for 30 days, regardless of whether such payment is permitted pursuant to the subordination provisions of the indenture;

•	default in the delivery when due of all cash and any shares of common stock payable upon conversion with respect to the notes, which default continues for 15 days, regardless of whether such delivery is permitted pursuant to the subordination provisions of the indenture;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the notes then outstanding, and the failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•	default in the payment of principal by the end of any applicable grace period or resulting in acceleration of other of our indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $25 million and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred; and

•	certain events of bankruptcy, insolvency or reorganization affecting us or our significant subsidiaries.
          If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal of the notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency with respect to us, the principal amount of the notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable.

          The indenture requires us to file an officers’ certificate with the trustee each year that states, to the knowledge of the certifying officer, whether or not we are in compliance with all conditions and covenants contained in the indenture and whether any defaults or events of default exist under the terms of the indenture.
          The holders of a majority in aggregate principal amount of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on it. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that the trustee determines may be unduly prejudicial to the rights of another holder or the trustee, or that may involve the trustee in personal liability unless the trustee is offered security or indemnity satisfactory to it; provided, however, that the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.
          A holder may not pursue any remedy with respect to the indenture or the notes (except actions for payment of overdue principal or interest or for the conversion of the notes) unless:

•	the holder gives to the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the then outstanding notes make a written request to the trustee to pursue the remedy;

•	such holder or holders offer to the trustee reasonable security or indemnity against any loss, liability or expense;

•	the trustee does not comply with the request within 60 days after the receipt of the request and offer of security or indemnity; and

•	no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in aggregate principal amount of the notes then outstanding.
Consolidation, Mergers or Sales of Assets
          The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person unless:

•	the resulting, surviving or transferee person is a corporation, limited liability company, partnership, trust or other business entity organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us) assumes all our obligations under the notes and the indenture;

•	after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the indenture are met.
          Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a fundamental change of our company, permitting each holder to require us to purchase the notes of such holder as described above.
Modification
          The trustee and we may amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding. However, the consent of the holder of each outstanding note affected is required to:

•	alter the manner of calculation or rate of accrual of interest on the note or change the time of payment;

•	make the note payable in money or securities other than that stated in the note;

•	change the stated maturity of the note;

•	reduce the principal amount, redemption price, purchase price or fundamental change purchase price (including any make whole premium payable) with respect to the note;

•	make any change that adversely affects the conversion rights of a holder in any material respect;

•	make any change that adversely affects the right of a holder to require us to purchase the note;

•	impair the right to institute suit for the enforcement of any payment with respect to the note or with respect to conversion of the note;

•	change the currency of payment of principal of, or interest on, the note; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.
          Without the consent of any holder of notes, the trustee and we may amend the indenture:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	to comply with the requirements of the SEC in order to effect or maintain qualification of the indenture under the Trust Indenture Act of 1939, as amended, as contemplated by the indenture or otherwise;

•	to cure any ambiguity, omission, defect or inconsistency or correct or supplement any defective provision contained in the indenture; or

•	to make any change that does not adversely affect the rights of the holders of the notes in any material respect.
          The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of all the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; or

•	waive any past default under the indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver common stock or cash, with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.
Discharge of the Indenture
          We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, purchase date or a fundamental change purchase date, or upon conversion or otherwise, or will become due and payable within one year at stated maturity or are to be called for redemption within one year, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.
Calculations in Respect of Notes
          We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the average market prices of the notes and of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations are final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely conclusively upon the accuracy of our calculations without independent verification.
Governing Law
          The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.
Information Concerning the Trustee
          LaSalle Bank National Association will be the trustee, registrar, paying agent and conversion agent under the indenture for the notes. We have entered into an amended and restated loan agreement with LaSalle Bank National Association, and the indebtedness outstanding under such loan agreement is designated senior debt.
Global Notes; Book Entry; Form
          We will initially issue the notes in the form of one or more global securities. The global security will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.
          DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
          DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the underwriters, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.
          We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.
          The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.
          Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.
          Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.
          We will make payments of principal of, premium, if any, and interest on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.
          We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.
          If we redeem less than all of the notes, we have been advised that it is DTC’s practice to determine by lot the amount of the interest of each participant in the global securities to be redeemed.
          Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.
          DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency (and in either such case we fail to appoint a successor depositary) or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
          This section is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes or common stock. The summary generally applies only to investors that purchase notes in the initial offering at their issue price, which is the first price at which a substantial amount of the notes are sold for money to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and that hold the notes and common stock as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code, or a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, and persons holding notes or common stock as part of a hedging or conversion transaction or a straddle, or persons deemed to sell notes or common stock under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.
          INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.
U.S. Holders
          As used herein, the term “U.S. Holder” means a beneficial owner of notes or common stock that for U.S. federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, or (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source. A trust is a U.S. Holder if it is (1) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The term “U.S. Holder” also includes certain former citizens and residents of the United States. A “Non-U.S. Holder” is a beneficial owner of notes (other than a partnership) or shares of common stock that is not a U.S. Holder. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note or common stock acquired upon conversion of a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of a note or common stock acquired upon conversion of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes and the common stock into which the notes may be converted.

Taxation of Interest
          U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting.

Sale, Exchange, Redemption or Other Disposition of Notes
          A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other disposition (other than conversion of a note into cash and shares of our common stock, the U.S. federal income tax consequences of which are described under “— U.S. Holders — Conversion of Notes” below). The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest which will be taxable as such) and the holder’s adjusted tax basis in the note. The U.S. Holder’s tax basis in the note will generally equal the amount the holder paid for the note. The gain or loss recognized by the U.S. Holder on the disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate (effective for tax years through 2008). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Conversion of Notes
          Upon conversion of a note solely into cash, a U.S. Holder generally will be subject to the rules described under “— U.S. Holders — Sale, Exchange, Redemption or Other Disposition of Notes” above.
          The tax consequences of the conversion of a note into cash and shares of our common stock are not entirely clear. A U.S. Holder may be treated as exchanging the note for our common stock and cash in a recapitalization for U.S. federal income tax purposes. In such case, the U.S. Holder generally would not be permitted to recognize loss, but generally would be required to recognize capital gain in an amount equal to the lesser of the gain realized and the cash received (other than cash in lieu of a fractional share of common stock and any cash attributable to accrued interest). The gain recognized by a U.S. Holder upon conversion of a note will be long-term capital gain if the holder held the note for more than one year, or short-term capital gain if the holder held the note for one year or less. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate (effective for tax years through 2008). Short-term capital gains are taxed at ordinary income rates. The U.S. Holder’s adjusted tax basis in the common stock received (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest) generally would equal the adjusted tax basis of the converted note, decreased by the amount of cash received (other than cash in lieu of a fractional share of common stock and any cash attributable to accrued interest), and increased by the amount of gain recognized. The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) would include the holding period in the converted note.
          Alternatively, the conversion of a note into cash and shares of our common stock may be treated as in part a payment in redemption of a portion of the note and in part a conversion of a portion of the note into common stock. In such case, a U.S. Holder’s aggregate tax basis in the note would be allocated between the portion of the note treated as sold and the portion of the note treated as converted into common stock on a pro rata basis. The U.S. Holder generally would recognize capital gain or loss with respect to the portion of the note treated as sold equal to the difference between the amount of cash received by the U.S. Holder (other than amounts attributable to accrued but unpaid interest) and the U.S. Holder’s adjusted tax basis in the portion of the note treated as sold. With respect to the portion of the note treated as converted, a U.S. Holder generally would not recognize any gain or loss (except with respect to cash received in lieu of a fractional share of common stock). The tax basis allocated to the portion of the note treated as converted into common stock would be the U.S. Holder’s tax basis in the common stock (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest). The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) would include the holding period in the converted note.
          With respect to cash received in lieu of a fractional share of our common stock, a U.S. Holder would be treated as if the fractional share were received and then immediately redeemed for cash. The U.S. Holder generally would recognize gain or loss equal to the difference between the cash received and that portion of the holder’s basis in the common stock attributable to the fractional share.
          Any cash and the value of any portion of our common stock that is attributable to accrued interest on the notes not yet taken into account would be taxed as ordinary income. The basis in any shares of common stock attributable to accrued interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued interest would begin the day after the date of conversion.

Distributions
          If, after a U.S. Holder acquires our common stock upon a conversion of a note, we make a distribution in respect of such common stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income when paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s basis in its common stock, and any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividend received deduction on a portion of any distribution taxed as a dividend. Subject to certain exceptions, dividends received by non-corporate U.S. Holders currently are taxed at a maximum rate of 15% (effective for tax years through 2008), provided that certain holding period requirements are met.

Constructive Distributions
          The terms of the notes allow for changes in the conversion rate of the notes under certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders may be treated as though they received a taxable distribution in the form of our stock. A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock distribution to the shareholders. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate that is treated as a stock distribution would be treated like distributions paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of the holder’s investment or as capital gain. A U.S. Holder could have taxable income in this event even though the U.S. Holder receives no cash or property. U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15% rate described in the previous paragraph.

Sale, Exchange or Other Disposition of Common Stock
          A U.S. Holder generally will recognize capital gain or loss on a sale, exchange or other disposition of common stock. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock.

The gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of common stock will be long-term capital gain or loss if the holder’s holding period in the common stock is more than one year, or short-term capital gain or loss if the holder’s holding period in the common stock is one year or less. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate (effective for tax years through 2008). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
          The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

Taxation of Interest
          Payments of interest to nonresident persons or entities are generally subject to U.S. federal tax at a rate of 30% (or a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, actually or constructively, at least 10% of our voting stock;

•	is a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; or

•	is a “controlled foreign corporation” that is related to us.
          In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock.
          The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the Non-U.S. Holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Sale, Exchange, Redemption, Conversion or Other Disposition of Notes
          Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes (other than with respect to payments attributable to accrued interest, which will be taxed as described under “— Non-U.S. Holders — Taxation of Interest” above), unless:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business (and if an income tax treaty applies, the gain is attributable to the Non-U.S. Holder’s permanent establishment), in which case it would be subject to tax as described below under “— Non-U.S. Holders — Income or Gains Effectively Connected with a U.S. Trade or Business”;

•	the Non-U.S. Holder was a citizen or resident of the United States and is subject to certain special rules that apply to expatriates;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case the gain would be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.
          The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends
          Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note (and any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, as described under “— U.S. Holders — Constructive Distributions” above) generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax, however, may be reduced under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by delivering a properly executed IRS Form W-8BEN or appropriate substitute form.

Sale of Common Stock
          Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock, unless the exceptions described under “— Non-U.S. Holders — Sale, Exchange, Redemption, Conversion or Other Disposition of Notes” above apply.

Income or Gains Effectively Connected With a U.S. Trade or Business
          The preceding discussion of the U.S. federal income and withholding tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption, conversion or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a properly executed IRS Form W-8ECI or appropriate substitute form. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.
Backup Withholding and Information Reporting
          When required, we will report to the IRS and holders of the notes and common stock amounts paid on or with respect to the notes or common stock and the amount of any tax withheld from such payments. Certain non-corporate U.S. Holders may be subject to backup withholding. The backup withholding tax rate is currently 28%.
          Payments of interest or dividends to U.S. Holders of notes or common stock generally will be subject to information reporting unless the holder is an exempt payee, such as a corporation. They will also be subject to backup withholding unless the holder (1) is an exempt payee, or (2) provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.
          We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends, including any tax withheld pursuant to the rules described under “— Non-U.S. Holders — Taxation of Interest” and “— Non-U.S. Holders — Dividends” above. Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides. Payments to Non-U.S. Holders of dividends on our common stock or interest on the notes may be subject to backup withholding unless the Non-U.S. Holder certifies its nonresident status on a properly executed IRS Form W-8BEN or appropriate substitute form. Payments made to Non-U.S. Holders by a broker upon a sale of the notes or our common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.
          Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

UNDERWRITING
          Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of the notes set forth opposite its name below.

Principal
Underwriter	Amount

Merrill Lynch, Pierce, Fenner & Smith
Incorporated	$180,000,000
Citigroup Global Markets Inc.	22,500,000
Needham & Company, LLC	22,500,000
Total	$225,000,000

          Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the purchase agreement if any of these notes are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
          The representative has advised us that the underwriters propose to offer the notes initially at a price of 100% of the principal amount of the notes, plus accrued interest from the original issue date of the notes, if any, and to dealers at that price less a concession not in excess of 1.5% of the principal amount of the notes, plus accrued interest from the original issue date of the notes, if any. After the initial public offering, the offering price and concession may be changed.
          The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Note	Without Option	With Option

Public offering price	100%	$225,000,000	$250,000,000
Underwriting discount	2.50%	$5,625,000	$6,250,000
Proceeds, before expenses, to us	97.50%	$219,375,000	$243,750,000
          The expenses of the offering, not including the underwriting discount, are estimated at approximately $318,500 and are payable by us.
Overallotment Option
          We have granted an option to the underwriters to purchase up to an additional $25,000,000 principal amount of the notes at a price of 100% of the principal amount of the notes, less the underwriting discount, plus accrued interest from the original issue date of the notes. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional notes proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
          We and our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representative. Specifically, we have agreed, with certain limited exceptions, not to issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of, or file a registration statement with the SEC in respect of, any common stock. Our executive officers and directors have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
New Issue of Notes
          The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice.
          Prior to the offering, there has been no active market for the notes. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.
          Our shares are quoted on the Nasdaq National Market under the symbol “HTCH.”
Price Stabilization and Short Positions
          Until the distribution of the notes is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing the notes and our common stock. However, the representative may engage in transactions that stabilize the price of the notes and our shares common stock, such as bids or purchases to peg, fix or maintain that price.
          In connection with the offering, the underwriters may purchase and sell the notes or shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional notes in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing notes in the open market. In determining the source of notes to close out the covered short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes or our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the notes or shares of common stock made by the underwriters in the open market prior to the completion of the offering.
          Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or our common stock or preventing or retarding a decline in the market price of the notes or our common stock. As a result, the price of the notes or our common stock may be higher than the price that might otherwise exist in the open market.
          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes or the shares of common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Passive Market Making
          In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of the notes and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Offer, Sale and Distribution of Notes
          In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. In addition, the representative will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. The representative intends to allocate a limited number of notes for sale to its online brokerage customers. An electronic prospectus supplement and prospectus is available on the Internet web site maintained by the representative. Other than the prospectus supplement and prospectus in electronic format, the information on the representative’s web site is not part of this prospectus supplement and the accompanying prospectus.
Other Relationships
          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

WHERE YOU CAN FIND MORE INFORMATION
          We are subject to the information requirements of the Exchange Act and file periodic reports, proxy statements and other information with the SEC. We are required to file electronic versions of these documents with the SEC. Our reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a website that contains reports, proxy and information statements and other information, including electronic versions of our filings. The website address is http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we have previously filed with the SEC (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) and any future filings (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered by this prospectus supplement are sold:

•	Annual Report on Form 10-K for the year ended September 25, 2005, including portions of our Proxy Statement for our 2006 Annual Meeting of Shareholders to the extent specifically incorporated by reference therein;

•	Quarterly Report on Form 10-Q for the quarter ended December 25, 2005;

•	Current Reports on Form 8-K filed on October 18, 2005, December 6, 2005, December 28, 2005 and January 19, 2006;

•	the description of our common stock contained in our Registration Statement on Form 8-A dated June 9, 1986, as amended by Amendment No. 1 on Form 8-A/A dated January 22, 1999, and any amendment or report filed for the purpose of updating that description; and

•	the description of our common share purchase rights contained in our Registration Statement on Form 8-A dated July 19, 2000, and any amendment or report filed for the purpose of updating that description.
          Any statement made in a document incorporated by reference in this prospectus supplement and the accompanying prospectus is deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus supplement or the accompanying prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.
          Requests for documents should be directed to Hutchinson Technology Incorporated, 40 West Highland Park Drive N.E., Hutchinson, Minnesota 55350-9784 Attention: Investor Relations, or by telephone to Investor Relations at (800) 689-0755. Requested documents will be provided at no charge. Exhibits to these filings will not be sent unless those exhibits have been specifically incorporated by reference in this document.

LEGAL MATTERS
          The validity of the issuance of the notes offered by this prospectus supplement will be passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota. Certain legal matters in connection with this offering will be passed on for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.
EXPERTS
          The financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended September 25, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS
Senior Debt Securities
Subordinated Debt Securities
Common Stock

          This prospectus relates to common stock and debt securities which we may sell from time to time in one or more offerings. The debt securities may be convertible into or exchangeable for shares of our common stock. We will provide specific terms of these sales in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated January 19, 2006

ABOUT THIS PROSPECTUS
          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may sell debt securities or common stock either separately or in units, in one or more offerings. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference.” The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. Statements contained in this prospectus and the applicable prospectus supplement about the provisions or content of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”
          You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus, the applicable prospectus supplement or any other offering material is accurate as of any date other than the dates on the front of those documents.
WHERE YOU CAN FIND MORE INFORMATION
          We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings are also available at the office of the National Association of Securities Dealers, Inc. For more information on obtaining copies of our public filings at the National Association of Securities Dealers, Inc., you should write to National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information that we file later with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below that we have previously filed with the SEC and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered under this prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended September 25, 2005 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2006 Annual Meeting of Shareholders);

•	Quarterly Report on Form 10-Q for the quarter ended December 25, 2005;

•	Current Reports on Form 8-K dated October 18, 2005, December 6, 2005 and December 28, 2005;

•	the description of our common stock contained in our Registration Statement on Form 8-A dated June 9, 1986, as amended by Amendment No. 1 on Form 8-A/ A dated January 22, 1999, and any amendment or report filed for the purpose of updating that description; and

•	the description of our common share purchase rights contained in our Registration Statement on Form 8-A dated July 19, 2000, and any amendment or report filed for the purpose of updating that description.
          Any statement made in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
          You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at Hutchinson Technology Incorporated, 40 West Highland Park Drive, N.E. Hutchinson, Minnesota 55350-9784, Attention: Investor Relations, or by telephone to Investor Relations at (800) 689-0755.
THE COMPANY
          Hutchinson Technology Incorporated is the world’s leading supplier of suspension assemblies for hard disk drives (“disk drives”), supplying products for all sizes and types of disk drives. Suspension assemblies are critical components of disk drives that hold the read/write heads in position above the spinning magnetic disks. We manufacture our suspension assemblies with proprietary technology and processes to precise specifications with very low part-to-part variation. These specifications are critical to maintaining the necessary microscopic clearance between the head and disk and the electrical connectivity between the head and the drive circuitry. We estimate that we produce a majority of all suspension assemblies sold to disk drive manufacturers and their suppliers, including read/write head manufacturers, worldwide. We supply nearly all domestic and foreign-based manufacturers of disk drives and manufacturers of disk drive components, for all sizes of disk drives, including Alps, ExcelStor, Fujitsu, Hitachi Global Storage Technologies, Innovex, Kaifa, Magnecomp Precision Technology, Maxtor, Pemstar, SAE Magnetics/TDK, Samsung, Seagate Technology, Shenzhen Hai Liang Storage Products Co., Ltd., Toshiba and Western Digital.
          We have developed significant proprietary capabilities in the design and production of suspension assemblies for both current and emerging disk drive designs. We also have developed advanced suspension assemblies in anticipation of new generations of higher performance disk drives and read/write heads. We have the capability to produce multiple variations of suspension assemblies, which permits us to assist customers’ design efforts and meet the varied and changing requirements of specific customers.
          When we refer to “we,” “us” or the “company” we mean Hutchinson Technology Incorporated and its subsidiaries unless the context indicates otherwise.

USE OF PROCEEDS
          Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the offered securities will be added to our general funds and may be used to:

•	meet our working capital requirements;

•	fund capital expenditures; and

•	refinance debt.
          Until the net proceeds from the sale of the offered securities have been used, we may invest them temporarily in interest bearing obligations.
RATIOS OF EARNINGS TO FIXED CHARGES

	3 Months		Fiscal Year Ended
	Ended
	December 25,		September 25,		September 26,		September 28,		September 29,		September 30,
	2005		2005		2004		2003		2002		2001

Ratio of Earnings to Fixed Charges	4.38	x	10.30	x	7.16	x	8.59	x	2.04	x	—
Deficiency of Earnings to Cover Fixed Charges	—		—		—		—		—		1.96	x
          For purposes of calculating the ratios, earnings (loss) consist of:

•	pre-tax income (loss) from continuing operations;

•	amortization of capitalized interest; and

•	fixed charges,
and exclude capitalized interest.
          For purposes of calculating the ratios, fixed charges consist of:

•	interest on debt, both expensed and capitalized;

•	amortized premiums, discounts and capitalized expenses related to indebtedness; and

•	the estimated interest included in rental expense.
DESCRIPTION OF COMMON STOCK
          This section describes the general terms of our common stock. The following description is a summary and is subject to the provisions of our amended and restated articles of incorporation, our restated bylaws and our share rights agreement, which have been filed as exhibits to the registration statement of which this prospectus is a part. You should read our amended and restated articles of incorporation, our restated bylaws and our share rights agreement for additional information before you buy any common stock or any securities which may be exercised or exchangeable for or converted into common stock.
General
          Shares Outstanding. As of January 13, 2006, our authorized common stock was 100,000,000 shares, of which 25,611,454 shares were issued and outstanding.
          Dividends. Holders of common stock may receive dividends when declared by our board of directors out of our funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. However, we presently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. Certain of our financing agreements contain restrictive covenants which, among other things, impose limitations on the payment of dividends.
          Voting Rights. Holders of common stock have the exclusive power to vote on all matters presented to our shareholders. Each holder of common stock is entitled to one vote per share. Holders of common stock may not cumulate their votes when voting for directors, which means that a holder cannot cast more than one vote per share for each director.
          Other Rights. If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets able to be distributed to our shareholders. When we issue securities in the future, holders of common stock have no preemptive rights to buy any portion of those issued securities. Each share of common stock includes a right to purchase additional shares of common stock if the conditions discussed below under the heading “— Rights Agreement” occur.
          Listing. Our outstanding shares of common stock are traded on the Nasdaq National Market System under the symbol “HTCH.” Wells Fargo Bank, N.A. serves as the transfer agent and registrar for our common stock.
          Fully Paid. Our outstanding shares of common stock are fully paid and nonassessable. Any additional common stock that we may issue in the future pursuant to an offering under this prospectus or upon the conversion, exchange or exercise of other securities offered under this prospectus will also be fully paid and nonassessable.
Anti-Takeover Provisions Contained in our Articles of Incorporation and Bylaws
          Certain provisions of our amended and restated articles of incorporation may make it less likely that someone would acquire voting control of our company without the consent of our board of directors. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.
          Fair Price Provision. Our amended and restated articles of incorporation prohibit certain transactions between our company and direct and indirect owners of 20% or more of our voting stock, which we will refer to as “interested shareholders,” unless those transactions are approved by holders of at least two-thirds of the voting power of our outstanding voting stock. This two-thirds approval is in addition to any approval required by law. Transactions requiring the two-thirds approval include:

•	consolidations, mergers or sales or dispositions of all or substantially all of our assets involving an interested shareholder;

•	liquidations or dissolutions of the company at the time we have an interested shareholder; and

•	certain other specified transactions involving such interested shareholder.
However, the two-thirds approval is not required under our amended and restated articles of incorporation if such transaction or action is first approved by the greater of:

•	two directors; or

•	two-thirds of our directors (other than such interested shareholder or related parties) who were members of our board of directors on May 15, 1983, or immediately prior to the time such shareholder became the beneficial owner of 20% or more of our common stock.
Holders of at least two-thirds of our outstanding voting stock must approve a proposal to amend these provisions of our amended and restated articles of incorporation.
          Nomination Procedures. Shareholders who wish to recommend individuals for consideration by our governance and nominating committee to become nominees for election to our board of directors may do so by submitting a written recommendation to our governance and nominating committee. Submissions must include a written recommendation and the reason for the recommendation, biographical information concerning the recommended individual, including age, a description of the recommended individual’s past five years of employment history and any past and current board memberships. The submission must be accompanied by a written consent of the individual to stand for election if nominated by our governance and nominating committee and to serve if elected by our board of directors or our shareholders, as applicable. Alternatively, shareholders may directly nominate a person for election to our board of directors by complying with the procedures set forth in our restated bylaws, any applicable rules and regulations of the SEC and any applicable laws.
          Shareholder-Proposal Procedures. Shareholders can propose that business other than nominations to our board of directors be considered at an annual meeting of shareholders only if a shareholder follows the advance-notice procedures described in our restated bylaws.
Rights Agreement
          Each share of our common stock, including those that may be issued in an offering under this prospectus or upon the conversion, exchange or exercise of other securities offered under this prospectus, carries with it one common share purchase right. Each right entitles the registered holder to purchase from us one-tenth of a share of common stock at a purchase price of $10 per one-tenth share of common stock, subject to adjustment.
          Until the distribution date for the rights, they will be evidenced by certificates representing shares of common stock and will be transferred only with the shares of common stock. The rights will separate from the shares of common stock and a distribution date for the rights will occur upon the earlier of the following (making the person or group at issue an “acquiring person”):

•	the close of business on the 15th day following a public announcement that a person or group of affiliated or associated persons has acquired, subject to certain exceptions, beneficial ownership of 15% or more of the outstanding shares of our common stock; or

•	the close of business on the 15th day following the first public announcement relating to a tender or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding shares of our common stock (or such later date as may be determined by our board of directors before a person or a group of affiliated or associated persons becomes an acquiring person).
          The rights are not exercisable until the distribution date. They will expire on August 10, 2010, unless extended, redeemed or exchanged in accordance with the rights agreement. Until a right is exercised, the holder of the right, as such, will have no rights as a shareholder including, without limitation, the right to vote or to receive dividends.
          Upon the occurrence of any of the foregoing events, each holder of a right (other than rights beneficially owned by an acquiring person which will thereafter be void) will have the right to receive upon exercise of the right, at an exercise price equal to ten times the purchase price multiplied by the number of one-tenths of a share of common stock subject to the right immediately before the person or group became an acquiring person (the “adjusted exercise price”), a number of shares of our common stock having a market value of two times the adjusted exercise price of the right, subject to certain possible adjustments.
          If, on or after the distribution date or within 15 days prior thereto:

•	we are acquired in a merger or other business-combination transaction; or

•	50% or more of the assets or earning power of our company and our subsidiaries (taken as a whole) are sold in one or a series of related transactions,

then each holder of a right (other than rights that have become void) will have the right to receive, upon exercise of the right at its adjusted exercise price, a number of common shares of the acquiring person (or in certain cases, one of its affiliates) having a market value of two times the adjusted exercise price of the right.
          At any time after a person or group becomes an acquiring person and before the acquisition of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the rights (other than rights that have become void), in whole or in part, for shares of our common stock or equivalent securities at an exchange ratio per right equal to the adjusted exercise price of a right immediately after the person or group becomes an acquiring person divided by the current per share market price of a share of our common stock, subject to adjustment.
          The rights are redeemable at a price of $0.001 per right, subject to adjustment, at any time before a person has become an acquiring person. In certain events specified in the rights agreement, we are permitted temporarily to suspend the exercisability of the rights. Our board of directors may amend the terms of the rights, subject to certain limitations after the distribution date, without the consent of the holders of the rights.
LEGAL OPINIONS
          Faegre & Benson LLP will issue an opinion about the legality of the securities offered under this prospectus. Any underwriters will be represented by their own legal counsel.
EXPERTS
          The financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$225,000,000
       3.25% Convertible Subordinated Notes due 2026

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
Citigroup
Needham & Company, LLC
January 19, 2006